As filed with the Securities and Exchange Commission on March 18, 2008
Registration No. 333-149506

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

MGIC INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	6351	39-1486475
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202
(414) 347-6480
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey H. Lane
Executive Vice President, Secretary and General Counsel
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, WI 53202
(414) 347-6480
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin F. Garmer, III Patrick G. Quick Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 271-2400	Edward S. Best Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee
Common Stock, $1.00 par value	$402,500,000	$15,818.25

Common Share Purchase Rights(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	The common share purchase rights are attached to and traded with the shares of common stock being registered. The value attributable to the common share purchase rights, if any, is reflected in the value attributable to the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 18, 2008
Prospectus

           Shares

MGIC Investment Corporation

Common Stock

We are offering           shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “MTG.” On March 17, 2008, the last sale price of our common stock as reported on the New York Stock Exchange was $12.85 per share.

Before making any investment in the common stock, you should carefully consider the risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total

Public offering price	$		$350,000,000

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted to the underwriters an option to purchase up to      additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than           shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days of the offering. The underwriters expect to deliver the shares of common stock to investors on or about          , 2008.

Banc of America Securities LLC

Deutsche Bank Securities	Keefe, Bruyette & Woods
Fox-Pitt Kelton Cochran Caronia Waller	Piper Jaffray

The date of this prospectus is          , 2008.

You should rely only on the information contained or incorporated by reference in this prospectus and any other offering material we or the underwriters provide. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date on the cover of this prospectus, or in the case of documents incorporated by reference, the date of such documents, regardless of the time of delivery of this prospectus or any sales of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus to “our company,” “we,” “us,” “our” or “ours” refer to MGIC Investment Corporation and its consolidated subsidiaries, and references to “MGIC” mean our primary insurance subsidiary, Mortgage Guaranty Insurance Corporation. Sherman Financial Group LLC, or Sherman, Credit-Based Asset Servicing and Securitization LLC, or C-BASS, and our other less than majority-owned joint ventures and investments are not consolidated with us for financial reporting purposes, are not our subsidiaries and are not included in the terms “our company,” “we,” “us,” “our” and “ours” and other similar terms. The description of our business in this prospectus generally does not apply to our international operations which began in 2007, are conducted only in Australia and are immaterial.

i

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

This prospectus and any other offering material, and the documents incorporated by reference in this prospectus and any other offering material, contain statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts, including, without limitation, statements regarding our future financial position, business strategy, projected revenues, claims, earnings, costs, debt and equity levels, and plans and objectives of management for future operations, are forward-looking statements. When used in this prospectus, any other offering material and the documents incorporated by reference, words such as we “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include the factors described under “Risk Factors.”

We urge you to consider these factors before investing in our common stock. The forward-looking statements included in this prospectus and any other offering material, or in the documents incorporated by reference into this prospectus and any other offering material, are made only as of the date of the prospectus, any other offering material or the incorporated document, as applicable, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

SUMMARY

The information below is only a summary of more detailed information included elsewhere, or incorporated by reference, in this prospectus. This summary may not contain all the information that is important to you or that you should consider before making a decision to invest in our common stock. For a more complete understanding of us and this offering of our common stock, please read this entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as the information incorporated by reference into this prospectus.

MGIC Investment Corporation

We are a holding company and, through our wholly owned subsidiary, MGIC, we are the leading provider of private mortgage insurance in the United States. MGIC is licensed in all 50 states of the United States, the District of Columbia, Puerto Rico and Guam. One of MGIC’s subsidiaries is licensed in Australia and another is in the process of becoming licensed in Canada. In 2007, we wrote net premiums of approximately $1.35 billion and earned net premiums of approximately $1.26 billion. Total shareholders’ equity at December 31, 2007 was approximately $2.59 billion. For the year ended December 31, 2007, we had a net loss of $1.67 billion. As we have previously publicly announced, we do not expect we will have net income in 2008. In 2006, we wrote net premiums of approximately $1.22 billion and earned net premiums of approximately $1.19 billion. For the year ended December 31, 2006, we had net income of $564.7 million. Total shareholders’ equity at December 31, 2006 was approximately $4.30 billion.

Private mortgage insurance covers losses from homeowner defaults on residential first mortgage loans and expands home ownership opportunities by helping people purchase homes with less than 20% down payments. If the homeowner defaults, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution. Private mortgage insurance also facilitates the sale of low down payment mortgage loans in the secondary mortgage market, including to the Federal National Mortgage Association, commonly known as Fannie Mae, and the Federal Home Loan Mortgage Corporation, commonly known as Freddie Mac. In this prospectus, we refer to Fannie Mae and Freddie Mac collectively as the “GSEs.” In addition to mortgage insurance on first liens, we, through our subsidiaries, provide home mortgage lenders with various underwriting and other services and products related to home mortgage lending.

In general, there are two principal types of private mortgage insurance: “primary” and “pool.”

Primary Insurance.  Primary insurance provides mortgage default protection on individual loans and covers unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure (collectively, the “claim amount”). In addition to the loan principal, the claim amount is affected by the mortgage note rate and the time necessary to complete the foreclosure process. The insurer generally pays the coverage percentage of the claim amount specified in the primary policy, but has the option to pay 100% of the claim amount and acquire title to the property. Primary insurance is generally written on first mortgage loans secured by owner occupied single-family homes, which are one-to-four family homes and condominiums. Primary insurance is also written on first liens secured by non-owner occupied single-family homes, which are referred to in the home mortgage lending industry as investor loans, and on vacation or second homes. Primary coverage can be used on any type of residential mortgage loan instrument approved by the mortgage insurer.

Primary insurance may be written on a flow basis, in which loans are insured in individual, loan-by-loan transactions, or may be written on a bulk basis, in which each loan in a portfolio of loans is individually insured in a single, bulk transaction. New insurance written on a flow basis was $69.0 billion in 2007 compared to $39.3 billion in 2006 and $40.1 billion in 2005. New insurance written for bulk transactions was $7.8 billion during 2007 compared to $18.9 billion for 2006 and $21.4 billion for 2005. In the fourth quarter of 2007, we decided to stop writing the portion of our bulk business that insures mortgage loans included in home equity (or “private label”) securitizations, which are the terms the market uses to refer to securitizations sponsored by firms besides the GSEs or the Government National Mortgage Association, such as Wall Street investment banks. We refer to portfolios of loans we insured through the bulk channel that we knew would serve as collateral in a home equity securitization as “Wall Street bulk transactions.” We will, however, continue to insure loans on a bulk basis when we believe that the loans will be sold to a GSE or retained by the lender. The following table shows, on a direct basis, primary insurance in force, which is the unpaid principal balance of insured loans as reflected in our records, and primary risk in force, which is the coverage percentage applied to the unpaid principal balance, for insurance that has been written by MGIC as of the dates indicated:

	December 31,
	2007	2006	2005	2004	2003
	(in millions)

Direct Primary Insurance In Force	$211,745	$176,531	$170,029	$177,091	$189,632
Direct Primary Risk In Force	$55,794	$47,079	$44,860	$45,981	$48,658

Pool Insurance.  Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions. Pool insurance generally covers the loss on a defaulted mortgage loan which exceeds the claim payment under the primary coverage, if primary insurance is required on that mortgage loan, as well as the total loss on a defaulted mortgage loan which did not require primary insurance. Pool insurance usually has a stated aggregate loss limit and may also have a deductible under which no losses are paid by the insurer until losses exceed the deductible.

New pool risk written was $211 million in 2007, $240 million in 2006 and $358 million in 2005. New pool risk written during these years was primarily comprised of risk associated with loans delivered to Freddie Mac and Fannie Mae, loans insured through the bulk channel, loans delivered to the Federal Home Loan Banks under their mortgage purchase programs and loans made under state housing finance programs. Direct pool risk in force at December 31, 2007 was $2.8 billion compared to $3.1 billion and $2.9 billion at December 31, 2006 and 2005, respectively. The risk amounts referred to above represent pools of loans with contractual aggregate loss limits and in some cases without these limits. For pools of loans without these limits, risk is estimated based on the amount that would credit enhance these loans to a “AA” level based on a rating agency model. Under this model, at December 31, 2007, 2006 and 2005 for $4.1 billion, $4.4 billion, and $5.0 billion, respectively, of risk without these limits, risk in force is calculated at $475 million, $473 million, and $469 million, respectively. New risk written under this model for the years ended December 31, 2007, 2006 and 2005 was $2 million, $4 million and $51 million, respectively.

Joint Ventures.  We have ownership interests in less than majority-owned joint ventures, principally Sherman and C-BASS. Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. As described under “— Recent Developments — Sherman,” we are negotiating a transaction with Sherman under which Sherman could acquire our entire interest in Sherman. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. In 2007, C-BASS ceased its operations and is managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors.

Recent Industry Developments and Outlook

Private mortgage insurance covers losses from homeowner defaults on residential first mortgage loans, reducing and, in some instances, eliminating the loss to the insured institution if the homeowner defaults. Private mortgage insurance expands home ownership opportunities by helping people purchase homes with less than 20% down payments. Private mortgage insurance also reduces the capital that financial institutions are required to hold against low down payment mortgages and facilitates the sale of low down payment mortgages in the secondary mortgage market, including to the GSEs. The GSEs purchase residential mortgages from mortgage lenders and investors as part of their governmental mandate to provide liquidity in the secondary mortgage market and we believe purchased over 50% of the mortgages underlying our flow new insurance written in 2007, 2006 and 2005. The GSEs also purchased approximately 53.6%, 37.4% and 37.3% of all the mortgage loans originated in the United States for the years ended December 31, 2007, 2006 and 2005, respectively, according to statistics reported by Inside Mortgage Finance, a mortgage industry publication. As a result, the private mortgage insurance industry in the United States is defined in part by the requirements and practices of the GSEs and other large mortgage investors, and these requirements and practices impact the operating results and financial performance of companies in the mortgage insurance industry.

The U.S. residential mortgage market has historically experienced long-term growth. Growth in U.S. residential mortgage debt was particularly strong between 2001 and mid-2006. This strength was driven primarily by record home sales, strong home price appreciation and historically low interest rates. The private mortgage insurance industry experienced profitable insurance underwriting results during this period, when the labor market was also generally strong.

During the last several years of this period and continuing through 2007, the mortgage lending industry increasingly made home loans (1) at higher loan-to-value ratios and higher combined loan-to-value ratios, which take into account second mortgages as well as the loan-to-value ratios of first mortgages; (2) to individuals with higher risk credit profiles; and (3) based on less documentation and verification of information provided by the borrower.

Beginning in late 2006, job creation and the housing markets began slowing in certain parts of the country, with some areas experiencing home price declines. These and other conditions resulted in significant adverse developments for us and our industry that were manifested in the second half of 2007, including:

•	increasing defaults by homeowners;

•	increases across the country in the rate at which loans in default eventually resulted in a claim, with significant increases in large markets such as California and Florida; and

•	increases in the average amount paid on a claim, driven by higher average insured loan sizes and the inability to mitigate losses through the sale of properties in some regions due to slowing home price appreciation or housing price declines.

As a result, mortgage lenders, financial institutions, and we and other private mortgage insurers began incurring significant credit losses, particularly with respect to loans with multiple high-risk characteristics referred to above. In 2007, compared to 2006, our losses incurred increased to $2,365 million from $614 million; our earnings fell to a net loss of $1,670 million compared to net earnings of $565 million; and our year-end default inventory increased to 107,120 loans from 78,628.

In early 2007, we changed our underwriting standards and ceased writing insurance on a limited set of loans even though these loans were approved under the GSEs’ automated underwriting guidelines. In the fourth quarter of 2007, we also decided to stop insuring loans included in home equity securitizations. Finally, in late 2007 and early 2008, we announced increases in our premium rates and further tightening of our underwriting standards, particularly as they apply to loans with low credit scores, with high loan-to-value ratios and with homes in regions that we view as being higher risk.

We believe that the recent losses experienced by mortgage lenders and financial institutions and concerns about residential mortgage credit quality that became evident in the second half of 2007 have led to increased interest in the credit protection that mortgage insurance affords. One measure of this increased interest is the increase in the private mortgage insurance penetration rate (the principal balance of loans insured by our industry during a period divided by the principal balance of all loans originated during that period) from approximately 8.5% in early 2006 to approximately 20% in the fourth quarter of 2007. In addition, our persistency rate, which is the percentage of insurance remaining in force from one year prior, increased to 76.4% at December 31, 2007, compared to 69.6% at December 31, 2006 and 61.3% at December 31, 2005. We believe that this increase was largely the result of the general upward trend in mortgage interest rates and the declining rate of home price appreciation in some markets and declines in housing values in other markets. We believe that these factors, along with the changes in our underwriting guidelines, will result in profitable books of new insurance written, beginning with our 2008 book. However, we cannot assure you that our 2008 book will be profitable. Some of the underwriting changes we made in 2008 that are designed to improve the risk profile and performance of the business that we write became effective in early March and others will not become effective until late March 2008. Underwriting changes do not affect business written before the changes are effective. In addition, we expect our results of operations (which are affected by all of our insurance in force) will be materially affected for the next several years by the books that we wrote prior to 2008.

We believe we have more than adequate resources to pay claims on our insurance in force, even in very high loss scenarios. However, we do not believe we can participate fully in the opportunities we see for the 2008 and subsequent books without additional capital. The additional capital we need is highly dependent on the volume of business we write in 2008 and 2009 and on the amount of our paid and incurred losses in those years. To fully take advantage of the opportunities we perceive to write business, we may well require additional capital beyond the amount we raise in this offering and our concurrent offering of convertible debentures, which we describe below under “— Concurrent Convertible Debenture Offering.” We are pursuing various reinsurance options as part of a comprehensive risk management strategy that would also satisfy our need for additional capital. Reinsurance could cover a portion of our existing portfolio or new writings on either a quota share or an excess of loss basis and could be provided by third-party reinsurers or the capital markets. We cannot assure you that we will be able to enter into reinsurance arrangements on terms satisfactory to us. To the extent we do not enter into reinsurance arrangements that reduce our need for additional capital in full, we may also raise additional capital in the form of additional equity or debt securities that we could publicly offer or privately place.

Strengths and Strategies

Competitive Strengths

Leading Provider of Mortgage Insurance.  Since 1995, we have been the largest private mortgage insurer based on primary new insurance written. We believe that, as the industry leader, we will have an advantage in capturing the attractive new business opportunities that we believe are available in today’s environment. See “— Recent Industry Developments and Outlook.”

Industry-Leading Expense Ratio.  We have the most efficient operating platform in the domestic mortgage insurance industry as measured by statutory expense ratios. For the nine months ended September 30, 2007, the latest date for which industry information is available, we had a statutory expense ratio of 15.2%, compared to a domestic industry competitor average of approximately 22.0% (calculated by dividing the aggregate statutory expenses of our peers by their aggregate net premiums written). We believe that our low expense ratio is a result of our efficient use of technology and the larger scale of our business compared to our competitors.

Customer Service and Technology Solutions.  We believe customer service is a critical factor in a lender’s decision to choose a private mortgage insurer. We established the mortgage insurance industry over 50 years ago and have built many long-term customer relationships by providing exceptional service. We believe our long-term relationships and history of providing value-added services, including proprietary technology solutions, to lenders are key reasons we have maintained our industry-leading market share for the past 13 years in this highly competitive industry.

Broad Lender and Geographic Diversification.  We issued insurance coverage for more than 3,000 master policyholders in 2007. We believe our national sales force of approximately 90 representatives is the largest in the industry. In 2006, the latest date for which such information is available, for flow business we had the leading market share in 36 states and the second-highest market share in another 11 states. These factors have allowed us to develop a flow inforce book that is broadly dispersed geographically.

Strategies

Capitalize on Strong Demand for Mortgage Insurance.  Private mortgage insurance penetration increased to approximately 14.5% of all mortgage originations during 2007, a 62.4% increase from 2006 levels, as the availability of mortgage insurance alternatives such as simultaneous second mortgages, or “piggyback loans,” significantly decreased. Mortgage insurance penetration has also benefited from increases in the volume of GSE mortgage purchases. In 2007, the GSEs purchased 54% of all loans originated, compared to 37% in 2006, due to a significant reduction in residential mortgage-backed securitizations originated by investment banking firms and a decline in originations of mortgages that do not conform with GSE guidelines. In addition, our persistency rate (percentage of insurance remaining in force from one year prior) was 76.4% at December 31, 2007, an increase from 69.6% at December 31, 2006 and 61.3% at December 31, 2005. We intend to capitalize on strong persistency and demand for mortgage insurance by being selective in underwriting new business for the foreseeable future.

Implement Underwriting and Pricing Changes to Improve Profitability.  We recently announced a series of underwriting and pricing changes that we believe will significantly improve the credit quality and profitability of our new insurance written. The changes include raising minimum FICO scores, eliminating subprime business, imposing significant restrictions on reduced documentation business and lowering maximum loan-to-value ratios in all markets. In addition, we have designated over 50 metropolitan areas across 20 states as higher-risk markets that are subject to even more stringent criteria. The higher-risk markets, including all of Arizona, California, Florida and Nevada, were designated based on historical performance as well as local economic and housing market trends.

Recent Developments

Certain Financial Data

Our new primary insurance written during the first two months of 2008 was approximately $13.3 billion, including $1.0 billion of bulk business. Given the underwriting changes that were effective in early March, we do not expect these results to be indicative of the level of our new insurance written for full-year 2008. Our primary insurance in force at February 29, 2008 was $218.9 billion, compared to $211.7 billion at December 31, 2007. At February 29, 2008, our persistency rate was 77.0%, compared to 76.4% at December 31, 2007. Our primary risk in force at February 29, 2008 was $57.5 billion, compared to $55.8 billion at December 31, 2007.

Our primary inventory of loans in default increased from 107,120 at December 31, 2007 to 114,835 at February 29, 2008. At February 28, 2007 our primary default inventory was 79,127, compared to 78,628 at December 31, 2006. Our net paid claims for the first two months of 2008 were approximately $245 million. We anticipate a higher paid claims run rate for the balance of 2008. As previously announced, we expect that our paid claims for 2008 will approximate $1.8 billion to $2.0 billion.

Sherman

MGIC is negotiating an agreement with Sherman under which MGIC would grant Sherman a number of options to acquire up to MGIC’s entire interest in Sherman exercisable for discrete periods, the last of which would end in January 2009. If any option is not exercised during its exercise period, that option and all subsequent options would expire. If Sherman exercises and closes all of the options, MGIC would receive funds from option exercises and distributions from Sherman totaling $242.5 million plus a cost of funds adjustment. If Sherman exercises and closes all the options, MGIC would waive its right to any contingent payment it was entitled to in connection with the September 2007 transaction in which Sherman’s management acquired a portion of MGIC’s interest in Sherman. We cannot assure you that MGIC and Sherman will enter into a definitive agreement under which MGIC will grant these options, that if an agreement is entered into the terms will not materially vary from the terms described above or that Sherman will exercise any of the options.

Concurrent Convertible Debenture Offering

Concurrently with this offering of common stock, we are offering $           of     % Convertible Junior Subordinated Debentures, which we refer to as “convertible debentures.” We have granted the initial purchasers of the convertible debentures an option to purchase up to an additional $           of convertible debentures within 30 days after the date of the final offering memorandum for that offering. We are offering the convertible debentures to a limited number of “qualified institutional buyers” by means of a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus is not an offer to sell the convertible debentures nor a solicitation of an offer to buy the convertible debentures. We estimate that the net proceeds from the sale of the convertible debentures will be approximately $      million, or $      million as adjusted for the exercise of the over-allotment option (net of expenses), which we plan to use to increase the capital of MGIC to enable it to expand the volume of its new business and for our general corporate purposes. See “Capitalization.” The consummation of the convertible debenture offering is not conditioned on the consummation of this offering, nor is this offering conditioned on the consummation of the convertible debenture offering.

The convertible debentures are convertible into our common stock at a rate of                shares per $1,000 principal amount of the convertible debentures, which is subject to adjustment for certain dividends, distributions and like items. Without approval of our shareholders, however, shares equal to or in excess of 20% of our common stock outstanding that would otherwise be delivered on conversion of the convertible debentures (we refer to these shares as the “excess shares”) will be settled through the payment of cash in the amount of the value of the excess shares. If shareholders do not approve the issuance of the excess shares, we expect we will covenant for the benefit of the holders of our debt senior to the convertible debentures that we will not pay cash in settlement of the conversion of excess shares other than from the proceeds of certain equity securities that we may sell in the future. We may also make this covenant even if shareholders approve the issuance of the excess shares.

Risk Factors

Please read “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Corporate Information

We are a Wisconsin corporation. Our principal office is located at MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 (telephone number (414) 347-6480).

The Offering

The summary below describes some of the terms of the offering. For a more complete description of our common stock, see “Description of Capital Stock.”

Common stock offered	shares

Shares outstanding after this offering (1)	shares

Use of proceeds	We intend to use the net proceeds from this offering to increase the capital of MGIC in order to enable it to expand the volume of its new business and for our general corporate purposes.

New York Stock Exchange Symbol	“MTG”

(1)	The number of shares outstanding after this offering is based on shares outstanding as of February 29, 2008. If the underwriters exercise their option to purchase additional shares in the offering to which this prospectus relates in full, we will issue and sell an additional shares of our common stock. The number of shares outstanding does not give effect to the conversion option of the convertible debentures.

The number of shares outstanding gives effect to 362,000 shares of restricted common stock awarded on February 28, 2008 to officers and employees as incentive compensation. Restricted stock units totaling 752,625 units were also awarded on that date as incentive compensation. These restricted stock units, which are not included in the number of shares outstanding, are settled through the delivery of common stock. The restricted common stock and the restricted stock units vest over three years though continued employment of the recipients and, for about 80% of the awards, subject to the satisfaction of objective goals that are determined by our performance. The restricted common stock and the restricted stock units awarded to our named executive officers are subject to our shareholders approving performance goals that include the types of goals underlying these awards.

Summary Historical Financial Information

The following financial information as of and for each of the years in the three-year period ended December 31, 2007 is derived from our audited consolidated financial statements incorporated by reference herein. You should read the financial information presented below in conjunction with our consolidated financial statements and accompanying notes as well as the management’s discussion and analysis of results of operations and financial condition, all of which are included in or incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Year Ended December 31
	2007	2006	2005

Summary of Operations ($ thousands, except share and per share information):
Revenues:
Net premiums written	$1,345,794	$1,217,236	$1,252,310

Net premiums earned	$1,262,390	$1,187,409	1,238,692
Investment income, net	259,828	240,621	228,854
Realized investment gains (losses), net	142,195	(4,264)	14,857
Other revenue	28,793	45,403	44,127

Total revenues	1,693,206	1,469,169	1,526,530

Losses and expenses:
Losses incurred, net	2,365,423	613,635	553,530
Change in premium deficiency reserves	1,210,841	—	—
Underwriting and other expenses	309,610	290,858	275,416
Interest expense	41,986	39,348	41,091

Total losses and expenses	3,927,860	943,841	870,037

(Loss) income before tax and joint ventures	(2,234,654)	525,328	656,493
(Credit) provision for income tax	(833,977)	130,097	176,932
(Loss) income from joint ventures, net of tax	(269,341)	169,508	147,312

Net (loss) income	$(1,670,018)	$564,739	$626,873

Weighted average common shares outstanding (in thousands)	81,294	84,950	92,443

Diluted (loss) earnings per share	$(20.54)	$6.65	$6.78

Dividends per share	$0.775	$1.00	$0.525

Balance Sheet Data (at end of period) ($ thousands, except per share information):
Total investments	$5,896,233	$5,252,422	$5,295,430
Total assets	7,716,361	6,621,671	6,357,569
Loss reserves	2,642,479	1,125,715	1,124,454
Premium deficiency reserves	1,210,841	—	—
Short- and long-term debt	798,250	781,277	685,163
Shareholders’ equity	2,594,343	4,295,877	4,165,055
Book value per share	31.72	51.88	47.31
New insurance written ($ millions):
Primary insurance	$76,806	$58,242	$61,503
Primary risk	19,632	15,937	16,836
Pool risk(1)	211	240	358
Insurance in force ($ millions):
Direct primary insurance	$211,745	$176,531	$170,029
Direct primary risk	55,794	47,079	44,860
Direct pool risk(1)	2,800	3,063	2,909

	Year Ended December 31
	2007	2006	2005

Primary loans in default ratios:
Policies in force	1,437,432	1,283,174	1,303,084
Loans in default	107,120	78,628	85,788
Percentage of loans in default	7.45%	6.13%	6.58%
Percentage of loans in default — bulk	21.91%	14.87%	14.72%
Insurance operating ratios (GAAP)(2):
Loss ratio	187.3%	51.7%	44.7%
Expense ratio	15.8%	17.0%	15.9%

Combined ratio	203.1%	68.7%	60.6%

Risk-to-capital ratio (statutory basis):
Combined insurance companies	11.9:1	7.5:1	7.4:1

(1)	Represents contractual aggregate loss limits and, for the years ended December 31, 2007, 2006 and 2005, for $4.1 billion, $4.4 billion and $5.0 billion, respectively, of risk without such limits, risk is calculated at $2 million, $4 million, and $51 million, respectively, for new risk written, and $475 million, $473 million and $469 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a “AA” level based on a rating agency model.

(2)	The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of the combined insurance operations underwriting expenses to net premiums written.

RISK FACTORS

You should carefully consider each of the risks described below, together with all of the other information contained or incorporated by reference in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected and you may lose all or part of your investment. Some factors in this section are forward-looking statements. For a discussion regarding those statements, see “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

A downturn in the domestic economy or deterioration in home prices in the segment of the market we serve may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards or other factors. Recently, the residential mortgage market in the United States has experienced a variety of worsening economic conditions and housing prices in many areas have declined or stopped appreciating after extended periods of significant appreciation. A significant deterioration in economic conditions or an extended period of flat or declining housing values may result in increased losses which would materially affect our results of operations and financial condition.

The mix of business we write also affects the likelihood of losses occurring.

Certain types of mortgages have higher probabilities of claims. These segments include loans with loan-to-value ratios over 95% (including loans with 100% loan-to-value ratios), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors. In recent years, the percentage of our volume written on a flow basis that includes these segments has continued to increase. As of December 31, 2007, approximately 57.6% of our primary risk in force consisted of loans with loan-to-value ratios equal to or greater than 95%, 11.6% with FICO credit scores below 620, and 14.7% with limited underwriting, including limited borrower documentation.

As of December 31, 2007, approximately 5% of our primary risk in force written through the flow channel, and 53% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing (“ARMs”). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a “teaser rate” (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we believe the volume of “interest-only” loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs, increased in 2005 and 2006 and remained at these levels during the first half of 2007, before declining in the second half of 2007. Because interest-only loans and pay option ARMs are a relatively recent development, we have no meaningful data on their historical performance. We believe claim rates on certain of these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will prove adequate to compensate for actual losses from these loans.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, our earnings may be adversely affected by losses disproportionately in certain periods.

In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is what is referred to as “IBNR” in the mortgage insurance industry). We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as losses emerge.

Loss reserve estimates are subject to uncertainties and paid claims may substantially exceed our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. The estimated claim rates and claim amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may be substantially higher than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential loss through property acquisition and resale or expose us to greater loss on resale of properties obtained through the claim settlement process. Changes to our estimates could result in material changes to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not substantially exceed our loss reserves.

Our shareholders’ equity could fall below the minimum amount required under our bank debt.

We have drawn the entire $300 million available under our bank revolving credit facility which matures in March 2010. This facility requires that we maintain shareholders’ equity of $2.250 billion, except that under a March 2008 amendment to the facility we need only maintain shareholders’ equity of $1.850 billion during the period March 31, 2008 through July 1, 2008. At December 31, 2007, our shareholders’ equity was $2.594 billion. We expect we will have a net loss in 2008, with the result that we expect our shareholders’ equity to decline. Our current forecast of our 2008 net loss would not reduce our forecasted shareholders’ equity (which does not give effect to this offering, the concurrent convertible debenture offering or the potential sale of our interests in Sherman) below $2.250 billion. There can be no assurance that our actual results will not be materially worse than our forecast or that losses in future years, if they occur, will not reduce our shareholders’ equity below the minimum amount required under our bank revolving credit facility. In addition, regardless of our results of operations, our shareholders’ equity would be reduced to the extent the carrying value of our investment portfolio declines from its carrying value at December 31, 2007 due to market value adjustments and to the extent we pay dividends to our shareholders. At December 31, 2007, the modified duration of our fixed income portfolio was 4.8 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 4.8% (approximately $280 million) in the market value of this portfolio. For an upward shift in the yield curve, the market value of this portfolio would decrease, and for a downward shift in the yield curve, the market value would increase. As of February 28, 2008, changes in the yield curve since year-end 2007 had the effect of reducing the market value of our investment portfolio on the order of $100 million compared to the portfolio’s value at year-end. Market value adjustments could also occur as a result of changes in credit spreads. At our current annual dividend rate, approximately $8.2 million would be paid in dividends in 2008.

If we did not meet the minimum shareholders’ equity requirement and are not successful obtaining an agreement from banks holding a majority of the debt outstanding under the facility to change (or waive) this requirement, banks holding a majority of the debt outstanding under the facility would have the right to declare the entire amount of the outstanding debt due and payable. If the debt under our bank facility were accelerated in this manner, the holders of 25% or more of our publicly traded $200 million 5.625% senior notes due in September 2011, and the holders of 25% or more of our publicly traded $300 million 5.375% senior notes due in November 2015, each would have the right to accelerate the maturity of that debt. In addition, the trustee of these two issues of senior notes, which is also a lender under our bank credit facility, could, independent of any action by holders of senior notes, accelerate the maturity of the senior notes. In the event the amounts owing under our revolving credit facility or any series of our outstanding senior notes are accelerated, we may not have sufficient funds to repay any such amounts.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

On January 22, 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. On February 13, 2008, we announced that we had established a premium deficiency reserve of approximately $1.2 billion. This amount is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions.

There can be no assurance that additional premium deficiency reserves on other portions of our insurance portfolio will not be required.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

•	lenders and other investors holding mortgages in portfolio and self-insuring,

•	investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement,

•	lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration, and

•	lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

Our financial strength rating could be downgraded below Aa3/AA-, which could reduce the volume of our new business writings.

The mortgage insurance industry has historically viewed a financial strength rating of Aa3/AA- as critical to writing new business. In part this view has resulted from the mortgage insurer eligibility requirements of the GSEs, which each year purchase the majority of loans insured by us and the rest of the mortgage insurance industry. The eligibility requirements define the standards under which the GSEs will accept mortgage insurance as a credit enhancement on mortgages they acquire. These standards impose additional restrictions on insurers that do not have a financial strength rating of at least Aa3/AA-. These restrictions include not permitting such insurers to engage in captive reinsurance transactions with lenders. For many years, captive reinsurance has been an important means through which mortgage insurers compete for business from lenders, including lenders who sell a large volume of mortgages to the GSEs. In February 2008 Freddie Mac announced that it was temporarily suspending the portion of its eligibility requirements that impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer commits to submitting a complete remediation plan for its approval. In February 2008 Fannie Mae advised us that it would not automatically impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer submits a written remediation plan. Such remediation plans must be submitted to Freddie Mac within 90 days of the downgrade and to Fannie Mae within 30 days of the downgrade. There can be no assurance that Freddie Mac and Fannie Mae will continue these positions or that, if we are downgraded below Aa3/AA-, we will be able to submit acceptable remediation plans to them in a timely manner.

Apart from the effect of the eligibility requirements of the GSEs, we believe lenders who hold mortgages in portfolio and choose to obtain mortgage insurance on the loans assess a mortgage insurer’s financial strength rating as one element of the process through which they select mortgage insurers. As a result of these considerations, a mortgage insurer that is rated less than Aa3/AA- may be competitively disadvantaged.

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated AA by Fitch Ratings. In late February 2008 Fitch announced that it was placing MGIC’s rating on “rating watch negative.” Fitch said “the present stressful mortgage environment has resulted in a modeled capital shortfall for [MGIC] at the ‘AA’ rating threshold. If within the next several months, MGIC is able to obtain additional capital resources to address this shortfall, Fitch would expect to affirm MGIC’s ratings, with a Negative Rating Outlook, reflecting the financial stress associated with the present mortgage environment. Assuming MGIC does not raise additional capital to support its franchise, Fitch will downgrade MGIC’s rating to ‘AA-’.”

The financial strength of MGIC is rated AA- by Standard & Poor’s Rating Services. In late January 2008, S&P placed MGIC on creditwatch with negative implications, which we understand means there is a greater than 50% chance of a downgrade. We understand that the financial strength rating of a mortgage insurer depends on factors beyond the adequacy of its capital to withstand very high loss scenarios, such as its risk management discipline as perceived by the agency assigning the rating. Because we do not believe the additional capital we are raising will influence S&P’s view of our financial strength rating, we believe it is likely that at the conclusion of S&P’s review MGIC’s rating will be downgraded. The financial strength of MGIC is rated Aa2 by Moody’s Investors Service, which is also reviewing MGIC’s rating for possible downgrade.

Additional capital that we raise could dilute your ownership in our company and may cause the market price of our common shares to fall.

Any additional capital that we raise through the sale of equity beyond the shares in this offering and our concurrent sale of convertible debentures will dilute your ownership percentage in our company and may decrease the market price of our common shares. Furthermore, the securities may have rights, preferences and privileges that are senior or otherwise superior to those of our common shares. Any additional financing we may need may not be available on terms favorable to us, or at all.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender’s affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under “- We are subject to risk from private litigation and regulatory proceedings” below, we provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.

Our private mortgage insurance competitors include:

•	PMI Mortgage Insurance Company,

•	Genworth Mortgage Insurance Corporation,

•	United Guaranty Residential Insurance Company,

•	Radian Guaranty Inc.,

•	Republic Mortgage Insurance Company, whose parent, based on information filed with the SEC through February 29, 2008, is our largest shareholder.

•	Triad Guaranty Insurance Corporation, and

•	CMG Mortgage Insurance Company.

Our relationships with our customers could be adversely affected by a variety of factors, including the adoption of our new underwriting guidelines, which will result in our declining to insure some of the loans originated by our customers.

While the mortgage insurance industry has not had new entrants in many years, it is possible that positive business fundamentals combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage the formation of start-up mortgage insurers.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At December 31, 2007 persistency was at 76.4%, compared to the record low of 44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, we do not expect persistency will reach its December 31, 1990 level.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

•	the level of home mortgage interest rates,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce our revenues or increase our losses.

The majority of our insurance written through the flow channel is for loans sold to Fannie Mae and Freddie Mac, each of which is a government sponsored entity, or GSE. As a result, the business practices of the GSEs affect the entire relationship between them and mortgage insurers and include:

•	the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac’s charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	whether Fannie Mae or Freddie Mac influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•	the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

•	the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

In addition, both Fannie Mae and Freddie Mac have policies which provide guidelines on terms under which they can conduct business with mortgage insurers with financial strength ratings below Aa3/AA-. In February 2008 Fannie Mae and Freddie Mac announced that they were temporarily suspending the portion of their eligibility requirements that impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer commits to submitting a complete remediation plan for their approval. Such remediation plans must be submitted within 90 days of the downgrade to Freddie Mac and within 30 days of the downgrade to Fannie Mae. There can be no assurances that Freddie Mac and Fannie Mae will continue the suspension of these eligibility requirements or that, if we are downgraded below Aa3/AA-, we will be able to submit acceptable remediation plans to them in a timely manner.

We are subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce, and on March 6, 2008 that Department sought additional information as well as answers to interrogatories regarding captive mortgage reinsurance. We understand from conversations with the Minnesota Department of Commerce that the Department of Housing and Urban Development, commonly referred to as HUD, will also be seeking information about captive mortgage reinsurance. As of March 17, 2008, we had not been contacted by HUD. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

In October 2007, the Division of Enforcement of the Securities and Exchange Commission requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets “in the Company’s various lines of business.” We are in the process of providing responsive documents and information to the Securities and Exchange Commission.

We understand that two law firms have recently issued press releases to the effect that they are investigating whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan’s investment or holding of our common stock. With limited exceptions, our bylaws provide that the plan fiduciaries are entitled to indemnification from us for claims against them. We intend to defend vigorously any proceedings that may result from these investigations.

The Internal Revenue Service has proposed significant adjustments to our taxable income for 2000 through 2004.

The Internal Revenue Service has been conducting an examination of our federal income tax returns for taxable years 2000 though 2004. On June 1, 2007, as a result of this examination, we received a revenue agent report. The adjustments reported on the revenue agent report would substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy related penalties, plus applicable interest. We have agreed with the Internal Revenue Service on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits, or REMICs. This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The Internal Revenue Service has indicated that it does not believe, for various reasons, that we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. In July 2007, we made a payment on account of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. We believe, after discussions with outside counsel about the issues raised in the revenue agent report and the procedures for resolution of the disputed adjustments, that an adequate provision for income taxes has been made for potential liabilities that may result from these notices. If the outcome of this matter results in payments that differ materially from our expectations, it could have a material impact on our effective tax rate, results of operations and cash flows.

Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.

Department of Housing and Urban Development, or HUD, regulations under RESPA prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, HUD proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer’s payment of referral fees, had this regulation been adopted in this form, our revenues could have been adversely affected to the extent that lenders offered such packages and received value from us in excess of what they could have received were the anti-referral fee provisions of RESPA to apply and if such state regulations were not applied to prohibit such payments.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (the Basel I), which set out international benchmarks for assessing banks’ capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II, which is scheduled to become effective in the United States and many other countries in 2008, affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways, including reducing our ability to successfully establish or operate our planned international operations.

Our international operations may subject us to numerous risks.

We have committed significant resources to begin international operations, initially in Australia, where we started to write business in June 2007. We plan to expand our international activities to other countries, including Canada. Accordingly, in addition to the general economic and insurance business-related factors discussed above, we are subject to a number of risks associated with our international business activities, including: dependence on regulatory and third-party approvals, changes in rating or outlooks assigned to our foreign subsidiaries by rating agencies, economic downturns in targeted foreign mortgage origination markets, foreign currency exchange rate fluctuations; and interest-rate volatility in a variety of countries. Any one or more of the risks listed above could limit or prohibit us from developing our international operations profitably. In addition, we may not be able to effectively manage new operations or successfully integrate them into our existing operations.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. A recent trend in the mortgage lending and mortgage loan servicing industry has been towards consolidation of loan servicers. This reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. This, in turn, could contribute to a rise in delinquencies among those loans and could have a material adverse effect on our business, financial condition and operating results. Additionally, increasing delinquencies have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses.

Our income from our Sherman joint venture could be adversely affected by uncertain economic factors impacting the consumer sector and by lenders reducing the availability of credit or increasing its cost.

Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. Sherman’s results are sensitive to its ability to purchase receivable portfolios on favorable terms and to service those receivables such that it meets its return targets. In addition, the volume of credit card originations and the related returns on the credit card portfolio are impacted by general economic conditions and consumer behavior. Sherman’s operations are principally financed with debt under credit facilities. Recently there has been a general tightening in credit markets, with the result that lenders are generally becoming more restrictive in the amount of credit they are willing to provide and in the terms of credit that is provided. Credit tightening could adversely impact Sherman’s ability to obtain sufficient funding to maintain or expand its business and could increase the cost of funding that is obtained.

Risks Related to Our Common Stock

Our common stock may be subject to substantial price fluctuations due to a number of factors, and those fluctuations may prevent our shareholders from reselling our common stock at a profit.

The market price of our common stock could be subject to significant fluctuations and may decline. The following factors, among others, could affect our stock price:

•	our historical operating and financial performance and how such performance compares to results anticipated by analysts or investors;

•	market expectations, and changes in expectations, about our prospects, including future operating and financial performance measures, such as new insurance written, paid and incurred losses, and net income or net loss;

•	speculation in the press or investment community;

•	trends in our industry and the markets in which we operate;

•	announcements of material transactions, such as acquisitions, strategic alliances, joint ventures or financings, by us, our major customers or our competitors;

•	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors or officers; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Stock markets in general have recently experienced relatively high levels of volatility. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of our common stock could be negatively affected by sales of substantial amounts of additional equity securities by us.

Sales by us of a substantial amount of equity securities following this offering and our concurrent convertible debenture offering, including additional shares of our common stock or equity or equity-linked securities senior to our common stock or convertible into our common stock, or the perception that these sales might occur, as well as the potential issuance of a substantial number of shares of our common stock upon exercise of the conversion option associated with the convertible debentures, could cause the market price of our common stock to decline. Such a decline could make more costly or otherwise impair our ability to raise capital in this manner. We may issue additional equity securities in the future for a number of reasons, including to raise capital beyond the capital raised in this offering in order to finance our operations and business strategy. No prediction can be made as to the effect, if any, that future sales or issuance of shares of our common stock or other equity or equity-linked securities will have on the trading price of our common stock.

We cannot assure you that we will continue to pay dividends on our common stock or, if we do, that we will maintain our current dividend rate.

In October 2007 we decreased our quarterly dividend rate from $0.25 per share to $0.025 per share. The payment of future dividends is subject to the discretion of our board of directors and will depend on many factors, including our operating results, financial condition and capital position, and the ability of our operating subsidiaries to distribute cash to us. Our insurance subsidiaries, which have historically been an important source of funds for us, including funds to pay dividends, have dividend payment restrictions based on regulatory limitations. If we do not receive adequate distributions from our operating subsidiaries, then we may not be able to make or may have to reduce dividend payments on our common stock. In addition, our ability to pay dividends on our common stock is limited under the terms of the convertible debentures that we plan to issue concurrently with this offering in periods in which we elect to defer the payment of interest on the debentures. See “Price Range of Common Stock and Dividend Policy.”

Provisions in our organizational documents, our rights agreement and state law could delay or prevent a change in control of our company, or cause a change in control of our company to have adverse regulatory consequences, any of which could adversely affect the price of our common stock.

Our articles of incorporation and amended and restated bylaws contain provisions that could have the effect of discouraging, delaying or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include dividing our board of directors into three classes and specifying advance notice procedures for shareholders to nominate candidates for election as members of our board of directors and for shareholders to submit proposals for consideration at shareholders’ meetings. In addition, these provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders.

Each currently outstanding share of our common stock includes, and each share of our common stock issued in this offering will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and currently are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 15% or more of our outstanding common stock except that for certain investment advisers and investment companies advised by such advisers, the designated percentage is 20% or more if certain conditions are met. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution, each of which requires our board’s approval. The rights could have the effect of delaying, deferring or preventing a change of control. See “Description of Capital Stock — Common Share Purchase Rights.”

We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

•	requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting statutory adequacy of price standards;

•	prohibiting some business combinations between us and one of our major shareholders for a period of three years, unless the combination was approved by our board of directors prior to the time the major shareholder became a 10% or greater beneficial owner of shares or under some other circumstances; and

•	limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced.

We are also subject to insurance regulations in Wisconsin and other states in which MGIC is a licensed insurer. Wisconsin’s insurance regulations generally provide that no person may acquire control of us unless the transaction in which control is acquired has been approved by the Office of the Commissioner of Insurance of Wisconsin. The regulations provide for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which MGIC is a licensed insurer require notification to the state’s insurance department a specified time before a person acquires control of us. If such states disapprove the change of control, our licenses to conduct business in the disapproving states could be terminated.

The Office of the Comptroller of the Currency is the primary regulator of Credit One Bank, whose holding company was acquired in March 2005 by Sherman. Under the Change in Bank Control Act and the regulations of the Office of the Comptroller of the Currency, any person who acquires 25% or more of our voting securities would be deemed to control Credit One Bank (and, under certain circumstances, any person who acquires 10% or more of our voting securities might be deemed to control Credit One Bank) and would be required to seek the approval of the Office of the Comptroller of the Currency prior to achieving such ownership threshold.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million from our sale of           shares of our common stock in this offering at a public offering price of $      per share, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that we will receive net proceeds of approximately $      million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and the convertible debenture offering to increase the capital of MGIC in order to enable it to expand the volume of its new business and for our general corporate purposes. Under Wisconsin insurance law, the Office of the Commissioner of Insurance of Wisconsin must approve funds that we transfer to MGIC to increase its capital. We expect such approval will be obtained.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under symbol “MTG.” The following table shows the high and low sale prices for our common stock as reported on the New York Stock Exchange and the quarterly cash dividends declared per share for the periods indicated.

	High	Low	Dividends

2006
First Quarter	$72.73	$62.01	$0.250
Second Quarter	$71.48	$63.05	$0.250
Third Quarter	$65.29	$53.96	$0.250
Fourth Quarter	$63.50	$56.22	$0.250
2007
First Quarter	$68.96	$53.90	$0.250
Second Quarter	$66.46	$53.61	$0.250
Third Quarter	$57.94	$27.28	$0.250
Fourth Quarter	$36.71	$16.18	$0.025
2008
First Quarter (Through March 17, 2008)	$22.72	$10.40	$0.025

The payment of future dividends is subject to the discretion of our board of directors and will depend on many factors, including our operating results, financial condition and capital position, and the ability of our operating subsidiaries to distribute cash to us. Our insurance subsidiaries are subject to statutory regulations as to the maintenance of policyholders’ surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin is the lesser of the adjusted statutory net income or 10% of statutory policyholders’ surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. Certain of our non-insurance subsidiaries also have requirements as to maintenance of net worth, which could also affect our ability to pay dividends. In addition, our ability to pay dividends on our common stock is limited under the terms of the convertible debentures that we plan to issue concurrently with this offering in periods in which we elect to defer the payment of interest on the debentures.

MGIC is our principal source of dividend paying capacity. In 2007, MGIC paid dividends of $320 million. As has been the case for the past several years, as a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. We anticipate that in 2008 we will seek approval for MGIC to pay us an aggregate of $60 million of dividends, of which $15 million have recently been approved. Our other insurance subsidiaries can pay $2.9 million of dividends to us without such regulatory approval.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2007:

•	on an actual basis, and

•	on an as adjusted basis to give effect to the following transactions, as if each such transaction had occurred on December 31, 2007:

•	this offering of common stock; and

•	the convertible debenture offering, as described under “Summary — Convertible Debenture Offering.”

You should read the table in conjunction with our historical consolidated financial statements and the related notes incorporated by reference in this prospectus.

	At December 31, 2007
		As Adjusted
	Actual	Offering(1)
	(in thousands of dollars) (unaudited)

Long-term debt:
Credit facility expiring in 2010	$300,000
5.625% senior notes due 2011	200,000
5.375% senior notes due 2015	300,000

Total senior long-term debt	800,000

% convertible junior subordinated debentures due 2063(2)	—
Total long-term debt	800,000

Shareholders’ equity:
Common stock, $1 par value (300,000,000 shares authorized, 123,067,426 and shares issued, and 81,793,185 and shares outstanding on an actual and as adjusted basis, respectively)	123,067
Paid-in capital	316,649
Treasury stock	(2,266,364)
Accumulated other comprehensive income, net of tax	70,675
Retained earnings	4,350,316

Total shareholders’ equity	2,594,343

Total capitalization	$3,394,343

(1)	Assumes that the underwriters will not exercise their option to purchase additional shares in this offering. Also assumes that the initial purchasers in the convertible debenture offering will not exercise their option to purchase additional debentures in the convertible debenture offering.

(2)	The % convertible junior subordinated debentures due 2063 are being concurrently offered pursuant to a separate offering memorandum. See “Summary — Concurrent Convertible Debenture Offering.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The following financial information as of and for each of the years in the five-year period ended December 31, 2007 is derived from our audited consolidated financial statements. You should read the financial information presented below in conjunction with our consolidated financial statements and accompanying notes as well as the management’s discussion and analysis of results of operations and financial condition, all of which are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Year Ended December 31
	2007	2006	2005	2004	2003

Summary of Operations ($ thousands, except share and per share information)
Revenues:
Net premiums written	$1,345,794	$1,217,236	$1,252,310	$1,305,417	$1,364,631

Net premiums earned	$1,262,390	$1,187,409	1,238,692	1,329,428	1,366,011
Investment income, net	259,828	240,621	228,854	215,053	202,881
Realized investment gains (losses), net	142,195	(4,264)	14,857	17,242	36,862
Other revenue	28,793	45,403	44,127	50,970	79,657

Total revenues	1,693,206	1,469,169	1,526,530	1,612,693	1,685,411

Losses and expenses:
Losses incurred, net	2,365,423	613,635	553,530	700,999	766,028
Change in premium deficiency reserves	1,210,841	—	—	—	—
Underwriting and other expenses	309,610	290,858	275,416	278,786	302,473
Interest expense	41,986	39,348	41,091	41,131	41,113

Total losses and expenses	3,927,860	943,841	870,037	1,020,916	1,109,614

(Loss) income before tax and joint ventures	(2,234,654)	525,328	656,493	591,777	575,797
(Credit) provision for income tax	(833,977)	130,097	176,932	159,348	146,027
(Loss) income from joint ventures, net of tax	(269,341)	169,508	147,312	120,757	64,109

Net (loss) income	$(1,670,018)	$564,739	$626,873	$553,186	$493,879

Weighted average common shares outstanding (In thousands)	81,294	84,950	92,443	98,245	99,022

Diluted (loss) earnings per share	$(20.54)	$6.65	$6.78	$5.63	$4.99

Dividends per share	$0.775	$1.00	$0.525	$0.2250	$0.1125

Balance Sheet Data (at end of period) ($ thousands, except per share information):
Total investments	$5,896,233	$5,252,422	$5,295,430	$5,418,988	$5,067,427
Total assets	7,716,361	6,621,671	6,357,569	6,380,691	5,917,387
Loss reserves	2,642,479	1,125,715	1,124,454	1,185,594	1,061,788
Premium deficiency reserves	1,210,841	—	—	—	—
Short- and long-term debt	798,250	781,277	685,163	639,303	599,680
Shareholders’ equity	2,594,343	4,295,877	4,165,055	4,143,639	3,796,902
Book value per share	31.72	51.88	47.31	43.05	38.58

	Year Ended December 31
	2007	2006	2005	2004	2003

New insurance written ($ millions):
Primary insurance	$76,806	$58,242	$61,503	$62,902	$96,803
Primary risk	19,632	15,937	16,836	16,792	25,209
Pool risk(1)	211	240	358	208	862
Insurance in force ($ millions):
Direct primary insurance	$211,745	$176,531	$170,029	$177,091	$189,632
Direct primary risk	55,794	47,079	44,860	45,981	48,658
Direct pool risk(1)	2,800	3,063	2,909	3,022	2,895
Primary loans in default ratios:
Policies in force	1,437,432	1,283,174	1,303,084	1,413,678	1,551,331
Loans in default	107,120	78,628	85,788	85,487	86,372
Percentage of loans in default	7.45%	6.13%	6.58%	6.05%	5.57%
Percentage of loans in default — bulk	21.91%	14.87%	14.72%	14.06%	11.80%
Insurance operating ratios (GAAP)(2):
Loss ratio	187.3%	51.7%	44.7%	52.7%	56.1%
Expense ratio	15.8%	17.0%	15.9%	14.6%	14.1%

Combined ratio	203.1%	68.7%	60.6%	67.3%	70.2%

Risk-to-capital ratio (statutory basis):
Combined insurance companies	11.9:1	7.5:1	7.4:1	7.9:1	9.4:1

(1)	Represents contractual aggregate loss limits and, for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, for $4.1 billion, $4.4 billion, $5.0 billion, $4.9 billion and $4.9 billion, respectively, of risk without such limits, risk is calculated at $2 million, $4 million, $51 million, $65 million and $192 million, respectively, for new risk written, and $475 million, $473 million, $469 million, $418 million and $353 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a ‘AA’ level based on a rating agency model.

(2)	The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of the combined insurance operations underwriting expenses to net premiums written.

BUSINESS

General

Overview of the Private Mortgage Insurance Industry

Private mortgage insurance covers losses from homeowner defaults on residential first mortgage loans, reducing and, in some instances, eliminating the loss to the insured institution if the homeowner defaults. Private mortgage insurance expands home ownership opportunities by helping people purchase homes with less than 20% down payments. Private mortgage insurance also reduces the capital that financial institutions are required to hold against low down payment mortgages and facilitates the sale of low down payment mortgages in the secondary mortgage market, including to Fannie Mae and Freddie Mac. The GSEs purchase residential mortgages from mortgage lenders and investors as part of their governmental mandate to provide liquidity in the secondary mortgage market and we believe purchased over 50% of the mortgages underlying our flow new insurance written in 2007, 2006 and 2005. The GSEs also purchased approximately 53.6%, 37.4% and 37.3% of all the mortgage loans originated in the U.S. for the years ended December 31, 2007, 2006 and 2005, respectively, according to statistics reported by Inside Mortgage Finance, a mortgage industry publication. As a result, the private mortgage insurance industry in the U.S. is defined in part by the requirements and practices of the GSEs and other large mortgage investors, and these requirements and practices impact the operating results and financial performance of companies in the mortgage insurance industry.

The U.S. residential mortgage market has historically experienced long-term growth. Growth in U.S. residential mortgage debt was particularly strong between 2001 and mid-2006. This strength was driven primarily by record home sales, strong home price appreciation and historically low interest rates. The private mortgage insurance industry experienced profitable insurance underwriting results during this period, when the labor market was also strong except for pockets of weakness in areas affected by downsizings in the auto industry.

During the last several years of this period and continuing through 2007, the mortgage lending industry increasingly made home loans (1) at higher loan-to-value ratios and higher combined loan-to-value ratios, which take into account second mortgages as well as the loan-to-value ratios of first mortgages; (2) to individuals with higher risk credit profiles; and (3) based on less documentation and verification of information provided by the borrower.

Beginning in late 2006, job creation and the housing markets began slowing in certain parts of the country, with some areas experiencing home price declines. These and other conditions resulted in significant adverse developments for us and our industry that were manifested in the second half of 2007, including:

•	increasing defaults by homeowners;

•	increases across the country in the rate at which loans in default eventually resulted in a claim, with significant increases in large markets such as California and Florida; and

•	increases in the average amount paid on a claim, driven by higher average insured loan sizes and the inability to mitigate losses through the sale of properties in some regions due to slowing home price appreciation or housing price declines.

As a result, mortgage lenders, financial institutions and we and other private mortgage insurers began incurring significant credit losses, particularly with respect to loans with multiple high-risk characteristics referred to above. In 2007, compared to 2006, our losses incurred increased to $2,365 million from $614 million, our earnings fell to a net loss of $1,670 million compared to net earnings of $565 million and our year-end default inventory increased to 107,120 loans from 78,628.

In early 2007, we changed our underwriting standards and ceased writing insurance on a limited set of loans even though these loans were approved under the GSEs’ automated underwriting guidelines. In the fourth quarter of 2007, we also decided to stop insuring loans included in home equity securitizations. Finally, in late 2007 and early 2008, we announced increases in our premium rates and further tightening of our underwriting standards, particularly as they apply to loans with low credit scores, with high loan-to-value ratios and with homes in regions that we view as being higher risk.

We believe that the recent losses experienced by mortgage lenders and financial institutions and concerns about residential mortgage credit quality that became evident in the second half of 2007 have led to increased interest in the credit protection that mortgage insurance affords. One measure of this increased interest is the increase in the private mortgage insurance penetration rate (the principal balance of loans insured by our industry during a period divided by the principal balance of all loans originated during that period) from approximately 8.5% in early 2006 to approximately 20% in the fourth quarter of 2007. In addition, our persistency rate, which is the percentage of insurance remaining in force from one year prior, increased to 76.4% at December 31, 2007, compared to 69.6% at December 31, 2006 and 61.3% at December 31, 2005. We believe that this increase was largely the result of the general upward trend in mortgage interest rates and the declining rate of home price appreciation in some markets and declines in housing values in other markets. We believe that these factors, along with the changes in our underwriting guidelines, will result in profitable books of new insurance written, beginning with our 2008 book.

Overview of Our Company

We are a holding company, and through MGIC we are the leading provider of private mortgage insurance in the United States. In 2007, our net premiums written exceeded $1.3 billion, our new insurance written was $76.8 billion and our insurance in force as of December 31, 2007 was $211.7 billion. MGIC is licensed in all 50 states of the United States, the District of Columbia, Puerto Rico and Guam. One of MGIC’s subsidiaries is licensed in Australia and another is in the process of becoming licensed in Canada.

In addition to mortgage insurance on first liens, we, through our subsidiaries, provide lenders with various underwriting and other services and products related to home mortgage lending.

We are a Wisconsin corporation. Our principal office is located at MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 (telephone number (414) 347-6480).

We have ownership interests in less than majority-owned joint ventures and investments, principally Sherman and C-BASS. Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. In 2007, C-BASS ceased its operations and is managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors.

As used in this annual report, “we,” “us” and “our” refer to MGIC Investment Corporation’s consolidated operations. Sherman, C-BASS and our other less than majority-owned joint ventures and investments are not consolidated with us for financial reporting purposes, are not our subsidiaries and are not included in the terms “we,” “us” and “our.” The description of our business in this document generally does not apply to our international operations which began in 2007, are conducted only in Australia and are immaterial.

Our revenues and losses may be materially affected by the risk factors applicable to us that are included in this prospectus. Sherman and its businesses may be materially affected by the risk factors applicable to them. These risk factors are an integral part of this prospectus. These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make. We are not undertaking any obligation to update any forward looking statements or other statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No investor should rely on the fact that such statements are current at any time other than the time at which this prospectus was filed with the Securities and Exchange Commission.

The MGIC Book

Types of Product

In general, there are two principal types of private mortgage insurance: “primary” and “pool.”

Primary Insurance.  Primary insurance provides mortgage default protection on individual loans and covers unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure (collectively, the “claim amount”). In addition to the loan principal, the claim amount is affected by the mortgage note rate and the time necessary to complete the foreclosure process. The insurer generally pays the coverage percentage of the claim amount specified in the primary policy, but has the option to pay 100% of the claim amount and acquire title to the property. Primary insurance is generally written on first mortgage loans secured by owner occupied single-family homes, which are one-to-four family homes and condominiums. Primary insurance is also written on first liens secured by non-owner occupied single-family homes, which are referred to in the home mortgage lending industry as investor loans, and on vacation or second homes. Primary coverage can be used on any type of residential mortgage loan instrument approved by the mortgage insurer.

References in this document to amounts of insurance written or in force, risk written or in force and other historical data related to our insurance refer only to direct (before giving effect to reinsurance) primary insurance, unless otherwise indicated. References in this document to “primary insurance” include insurance written in bulk transactions that is supplemental to mortgage insurance written in connection with the origination of the loan or that reduces a lender’s credit risk to less than 51% of the value of the property. For more than the past five years, in reports by private mortgage insurers to the trade association for the private mortgage insurance industry have classified mortgage insurance that is supplemental to other mortgage insurance or that reduces a lender’s credit risk to less than 51% of the value of the property is classified as pool insurance. The trade association classification is used by members of the private mortgage insurance industry in reports to Inside Mortgage Finance, a mortgage industry publication that computes and publishes primary market share information.

Primary insurance may be written on a flow basis, in which loans are insured in individual, loan-by-loan transactions, or may be written on a bulk basis, in which each loan in a portfolio of loans is individually insured in a single, bulk transaction. New insurance written on a flow basis was $69.0 billion in 2007 compared to $39.3 billion in 2006 and $40.1 billion in 2005. New insurance written for bulk transactions was $7.8 billion in 2007 compared to $18.9 billion for 2006 and $21.4 billion for 2005. As noted in “- Bulk Transactions” below, in the fourth quarter of 2007, we decided to stop writing the portion of our bulk business that insures mortgage loans included in home equity (or “private label”) securitizations, which are the terms the market uses to refer to securitizations sponsored by firms besides the GSEs or Ginnie Mae, such as Wall Street investment banks. We refer to portfolios of loans we insured through the bulk channel that we knew would serve as collateral in a home equity securitization as “Wall Street bulk transactions.” We will, however, continue to insure loans on a bulk basis when we believe that the loans will be sold to a GSE or retained by the lender. The following table shows, on a direct basis, primary insurance in force (the unpaid principal balance of insured loans as reflected in our records) and primary risk in force (the coverage percentage applied to the unpaid principal balance), for insurance that has been written by MGIC (the “MGIC Book”) as of the dates indicated:

Primary Insurance and Risk In Force

	December 31,
	2007	2006	2005	2004	2003
	(In millions)

Direct Primary Insurance In Force	$211,745	$176,531	$170,029	$177,091	$189,632
Direct Primary Risk In Force	$55,794	$47,079	$44,860	$45,981	$48,658

The lender determines the coverage percentage we provide. For loans sold by lenders to Fannie Mae or Freddie Mac, the coverage percentage must comply with the requirements established by the particular GSE to which the loan is delivered.

We charge higher premium rates for higher coverage percentages. Higher coverage percentages generally result in increased severity, which is the amount paid on a claim, and lower coverage percentages generally result in decreased severity. In accordance with GAAP for the mortgage insurance industry, reserves for losses are only established for loans in default. Because relatively few defaults typically occur in the early years of a book of business, the higher premium revenue from deeper coverage is generally recognized before any higher losses resulting from that deeper coverage may be incurred. See “- Exposure to Catastrophic Loss; Defaults; Claims; Loss Mitigation — Claims.” Our premium pricing methodology generally targets substantially similar returns on capital regardless of the depth of coverage. However, there can be no assurance that changes in the level of premium rates adequately reflect the risks associated with changes in the depth of coverage.

In partnership with mortgage insurers, in recent years the GSEs have offered programs under which, on delivery of an insured loan to a GSE, the primary coverage was restructured to an initial shallow tier of coverage followed by a second tier that was subject to an overall loss limit, and compensation may have been paid to the GSE reflecting services or other benefits realized by the mortgage insurer from the coverage conversion. Lenders receive guaranty fee relief from the GSEs on mortgages delivered with these restructured coverage percentages.

Mortgage insurance coverage cannot be terminated by the insurer, except for non-payment of premium, and remains renewable at the option of the insured lender, generally at the renewal rate fixed when the loan was initially insured. Lenders may cancel insurance written on a flow basis at any time at their option or because of mortgage repayment, which may be accelerated because of the refinancing of mortgages. In the case of a loan purchased by Freddie Mac or Fannie Mae, a borrower meeting certain conditions may require the mortgage servicer to cancel insurance upon the borrower’s request when the principal balance of the loan is 80% or less of the home’s current value.

Under the federal Homeowners Protection Act, or HPA, a borrower has the right to stop paying premiums for private mortgage insurance on loans closed after July 28, 1999 secured by a property comprised of one dwelling unit that is the borrower’s primary residence when certain loan-to-value ratio thresholds determined by the value of the home at loan origination and other requirements are met. Generally, the loan-to-value ratios used in this document represent the ratio, expressed as a percentage, of the dollar amount of the first mortgage loan to the value of the property at the time the loan became insured and do not reflect subsequent housing price appreciation or depreciation. In general, under the HPA a borrower may stop making mortgage insurance payments when the loan-to-value ratio is scheduled to reach 80% (based on the loan’s amortization schedule) or actually reaches 80% if the borrower so requests and if certain requirements relating to the borrower’s payment history, the absence of junior liens and a decline in the property’s value since origination are satisfied. In addition, a borrower’s obligation to make payments for private mortgage insurance generally terminates regardless of whether a borrower so requests when the loan-to-value ratio (based on the loan’s amortization schedule) reaches 78% of the unpaid principal balance of the mortgage and the borrower is or later becomes current in his mortgage payments. A borrower’s right to stop paying for private mortgage insurance applies only to borrower paid mortgage insurance. The HPA requires that lenders give borrowers certain notices with regard to the cancellation of private mortgage insurance.

In addition, some states require that mortgage servicers periodically notify borrowers of the circumstances in which they may request a mortgage servicer to cancel private mortgage insurance and some states allow the borrower to require the mortgage servicer to cancel private mortgage insurance under certain circumstances or require the mortgage servicer to cancel private mortgage insurance automatically in certain circumstances.

Coverage tends to continue in areas experiencing economic contraction and housing price depreciation. The persistency of coverage in these areas coupled with cancellation of coverage in areas experiencing economic expansion and housing price appreciation can increase the percentage of an insurer’s portfolio comprised of loans in economically weak areas. This development can also occur during periods of heavy mortgage refinancing because refinanced loans in areas of economic expansion experiencing property value appreciation are less likely to require mortgage insurance at the time of refinancing, while refinanced loans in economically weak areas not experiencing property value appreciation are more likely to require mortgage insurance at the time of refinancing or not qualify for refinancing at all and, thus, remain subject to the mortgage insurance coverage.

The percentage of primary risk written with respect to loans representing refinances was 23.2% in 2007 compared to 32.0% in 2006 and 39.5% in 2005. When a borrower refinances a mortgage loan insured by us by paying it off in full with the proceeds of a new mortgage that is also insured by us, the insurance on that existing mortgage is cancelled, and insurance on the new mortgage is considered to be new primary insurance written. Therefore, continuation of our coverage from a refinanced loan to a new loan results in both a cancellation of insurance and new insurance written.

In addition to varying with the coverage percentage, our premium rates for insurance written through the flow channel vary depending upon the perceived risk of a claim on the insured loan and, thus, take into account, among other things, the loan-to-value ratio, whether the loan is a fixed payment loan or a non-fixed payment loan (a non-fixed payment loan is referred to in the home mortgage lending industry as an adjustable rate mortgage or ARM), the mortgage term, whether the property is the borrower’s primary residence and, for A-, subprime loans and certain other loans, the location of the borrower’s credit score within a range of credit scores. In general, we classify as “A−” loans that have FICO scores between 575 and 619 and we classify as “subprime” loans that have FICO credit scores of less than 575. A FICO score is a score based on a borrower’s credit history generated by a model developed by Fair Isaac and Company.

Premium rates cannot be changed after the issuance of coverage. Because we believe that over the long term each region of the United States is subject to similar factors affecting risk of loss on insurance written, we generally utilize a nationally based, rather than a regional or local, premium rate policy for insurance written through the flow channel.

The borrower’s mortgage loan instrument may require the borrower to pay the mortgage insurance premium. Our industry refers to loans having this requirement as “borrower paid.” If the borrower is not required to pay the premium, then the premium is paid by the lender, who may recover the premium through an increase in the note rate on the mortgage or higher origination fees. Our industry refers to loans in which the premium is paid by the lender as “lender paid.” Most of our primary insurance in force and new insurance written, other than through bulk transactions, is borrower paid mortgage insurance. New insurance written through bulk transactions is generally paid by the securitization vehicles or investors that hold the mortgages, and the mortgage note rate generally does not reflect the premium for the mortgage insurance. In February 2008, Freddie Mac and Fannie Mae informed us and the rest of our industry that they are reviewing the appropriateness of all mortgage insurers’ lender-paid insurance premium rates.

Under the monthly premium plan, the borrower or lender pays us a monthly premium payment to provide only one month of coverage, rather than one year of coverage provided by the annual premium plan. Under the annual premium plan, the initial premium is paid to us in advance, and we earn and recognize the premium over the next twelve months of coverage, with annual renewal premiums paid in advance thereafter and earned over the subsequent twelve months of coverage. The annual premiums can be paid with either a higher premium rate for the initial year of coverage and lower premium rates for the renewal years, or with premium rates which are equal for the initial year and subsequent renewal years. Under the single premium plan, the borrower or lender pays us a single payment covering a specified term exceeding twelve months.

During each of the last three years, the monthly premium plan represented more than 90% of our new insurance written. The annual and single premium plans represented the remaining new insurance written.

Pool Insurance.  Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions. Pool insurance generally covers the loss on a defaulted mortgage loan which exceeds the claim payment under the primary coverage, if primary insurance is required on that mortgage loan, as well as the total loss on a defaulted mortgage loan which did not require primary insurance. Pool insurance usually has a stated aggregate loss limit and may also have a deductible under which no losses are paid by the insurer until losses exceed the deductible.

New pool risk written was $211 million in 2007, $240 million in 2006 and $358 million in 2005. New pool risk written during these years was primarily comprised of risk associated with loans delivered to Freddie Mac and Fannie Mae (“agency pool insurance”), loans insured through the bulk channel, loans delivered to the Federal Home Loan Banks under their mortgage purchase programs and loans made under state housing finance programs. Direct pool risk in force at December 31, 2007 was $2.8 billion compared to $3.1 billion and $2.9 billion at December 31, 2006 and 2005, respectively. The risk amounts referred to above represent pools of loans with contractual aggregate loss limits and in some cases those without these limits. For pools of loans without these limits, risk is estimated based on the amount that would credit enhance these loans to a “AA” level based on a rating agency model. Under this model, at December 31, 2007, 2006 and 2005 for $4.1 billion, $4.4 billion, and $5.0 billion, respectively, of risk without these limits, risk in force is calculated at $475 million, $473 million, and $469 million, respectively. New risk written, under this model, for the years ended December 31, 2007, 2006 and 2005 was $2 million, $4 million and $51 million, respectively.

The settlement of a nationwide class action alleging that MGIC violated the Real Estate Settlement Procedures Act, or RESPA, by providing agency pool insurance and entering into other transactions with lenders that were not properly priced became final in October 2003. In a February 1, 1999 circular addressed to all mortgage guaranty insurers licensed in New York, the New York Department of Insurance advised that “significantly underpriced” agency pool insurance would violate the provisions of New York insurance law that prohibit mortgage guaranty insurers from providing lenders with inducements to obtain mortgage guaranty business. In a January 31, 2000 letter addressed to all mortgage guaranty insurers licensed in Illinois, the Illinois Department of Insurance advised that providing pool insurance at a “discounted or below market premium” in return for the referral of primary mortgage insurance would violate Illinois law.

In February 2008, Freddie Mac and Fannie Mae informed us and the rest of our industry that they are reviewing the appropriateness of all mortgage insurers’ criteria and underwriting requirements for pool insurance on mortgages to the extent that they do not meet such insurer’s published underwriting guidelines.

Risk Sharing Arrangements.  We participate in risk sharing arrangements with the GSEs and captive reinsurance arrangements with subsidiaries of certain mortgage lenders that reinsure a portion of the risk on loans originated or serviced by the lender which have MGIC primary insurance. During the nine months ended September 30, 2007 and the year ended December 31, 2006, about 47.8% and 47.5%, respectively, of our new insurance written on a flow basis was subject to risk sharing arrangements. The percentage of new insurance written for 2007 covered by these arrangements is shown only for the nine months ended September 30, 2007 because this percentage normally increases after the end of a quarter. Such increases can be caused by, among other things, the transfer of a loan in the secondary market, which can result in a mortgage insured during a quarter becoming part of a risk sharing arrangement in a subsequent quarter. New insurance written through the bulk channel is not subject to risk sharing arrangements.

In a February 1, 1999 circular addressed to all mortgage insurers licensed in New York, the New York Department of Insurance said that it was in the process of developing guidelines that would articulate the parameters under which captive mortgage reinsurance is permissible under New York insurance law. These guidelines, which were to ensure that the reinsurance constituted a legitimate transfer of risk and were fair and equitable to the parties, have not yet been issued. As discussed under the Risk Factor titled “We are subject to the risk of private litigation and regulatory proceedings,’’ we provided information regarding captive mortgage reinsurance arrangements to the New York Department of Insurance and the Minnesota Department of Commerce and the Minnesota Department has recently sought additional information. The complaint in the RESPA litigation described in “- Pool Insurance” alleged that MGIC pays “inflated” captive reinsurance premiums in violation of RESPA. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. We are not a defendant in any of these cases and we believe no other mortgage insurer is a defendant.

During the three years ended December 31, 2007, 2006 and 2005, MGIC ceded $155.3 million, $117.4 million and $105.2 million of written premium in captive reinsurance arrangements. The majority of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder are quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss, which is typically 4% or 5%, the captives are responsible for the second aggregate layer of loss, which is typically 5% or 10%, and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives’ portion of both premiums and losses typically ranging from 25% to 50%.

Under our captive agreements a captive is required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited in the applicable trust account to support the captive’s layer of insured risk. The deposited amounts are held in the trust account and are available to pay reinsured losses. The captive’s ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. The total fair value of the trust fund assets under these agreements at December 31, 2007 exceeded approximately $630 million.

In February 2008 Freddie Mac announced and Fannie Mae informed us that, effective on and after June 1, 2008, Freddie Mac- and Fannie Mae-approved private mortgage insurers, which include MGIC, may not cede new risk if the gross risk or gross premium ceded to captive reinsurers is greater than 25%. Freddie Mac and Fannie Mae stated that they made this change to allow mortgage insurers to retain more insurance premiums to pay current claims and re-build their capital bases. We have begun discussions with our customers whose captive arrangements would be effected by these new requirements.

External Reinsurance.  When we reinsure a portion of our risk, we make an upfront payment or cede a portion of our premiums in return for a reinsurer agreeing to indemnify us for its share of losses incurred. Although reinsuring against possible loan losses does not discharge us from liability to a policyholder, it can reduce the amount of capital we are required to retain against potential future losses for rating agency and insurance regulatory purposes. During 2006 and 2005, we entered into three separate reinsurance arrangements with separate unaffiliated special purpose reinsurance companies, under which we ceded approximately $130 million of risk in force, of which approximately $83.2 million remained in force at December 31, 2007. At December 31, 2007, disregarding reinsurance under captive structures, less than 2% of our insurance in force was externally reinsured. While for many years we have not ceded significant risk under reinsurance arrangements other than through captive structures, we may do so in the future.

Bulk Transactions.  In bulk transactions, the individual loans in the insured portfolio are generally insured to specified levels of coverage. The premium in a bulk transaction, which is negotiated with the securitizer or other owner of the loans, is based on the mortgage insurer’s evaluation of the overall risk of the insured loans included in the transaction and is often a composite rate applied to all of the loans in the transaction.

In general, the loans insured by us in bulk transactions consist of A- loans; subprime loans; cash out refinances that exceed the standard underwriting requirements of the GSEs; jumbo loans; and loans with reduced underwriting documentation. A jumbo loan has an unpaid principal balance that exceeds the conforming loan limit. The conforming loan limit is the maximum unpaid principal amount of a mortgage loan that can be purchased by the GSEs. The conforming loan limit is subject to annual adjustment, and for mortgages covering a home with one dwelling unit was $417,000 for 2006, 2007 and early 2008; this amount was temporarily increased to up to $729,500 in the most costly communities in early 2008, subject to the GSEs taking the steps necessary to implement this increase.

Approximately 69% of our bulk loan risk in force at December 31, 2007 had FICO credit scores of at least 620, compared to 65% at December 31, 2006. Approximately 20% of our bulk loan risk in force at December 31, 2007 had A- FICO credit scores compared to 22% at December 31, 2006, and approximately 11% had subprime credit scores at December 31, 2007 compared to 13% at December 31, 2006. Most of the subprime loans insured by us in 2007 were insured in bulk transactions. More than 30% of our bulk loan risk in force at December 31, 2007 and 2006 had LTV ratios of 80% and below.

New insurance written for bulk transactions was $7.8 billion during 2007 compared to $18.9 billion for 2006 and $21.4 billion for 2005. In the fourth quarter of 2007, we made a decision to stop writing the portion of our bulk business insuring loans included in Wall Street bulk transactions. These securitizations represented approximately 41%, 66% and 89% of our new insurance written for bulk transactions during 2007, 2006 and 2005, respectively, and 14% of our risk in force, or 74% of our bulk risk in force, at December 31, 2007. This decision, along with a decline in the amount of securitizations done in 2007, contributed to the reduction in our new insurance written for bulk transactions in 2007. For a discussion of factors that affect new insurance written through the bulk channel, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Consolidated Operations — Bulk Transactions.”

Customers

Originators of residential mortgage loans such as savings institutions, commercial banks, mortgage brokers, credit unions, mortgage bankers and other lenders have historically determined the placement of mortgage insurance written on flow basis and as a result are our customers. To obtain primary insurance from us written on flow basis, a mortgage lender must first apply for and receive a mortgage guaranty master policy from us. In 2007, we issued coverage on mortgage loans for more than 3,000 of our master policyholders. Our top 10 customers generated 43.0% of our new insurance written on a flow basis in 2007, compared to 34.2% in 2006 and 30.5% in 2005. Two of our top ten lenders in 2007, representing a total of substantially less than 10% of our 2007 new insurance written on a flow basis, have ceased originating loans and another, representing substantially less than 10% of our 2007 new insurance written on a flow basis, is in the process of being acquired. We believe that the business conducted by the lenders that have ceased originating loans has been largely absorbed by other customers with which we have significant market share.

In the bulk channel, we have historically dealt primarily with securitizers of the loans or other owners of the loans, who consider whether credit enhancement provided through the structure of the securitization may eliminate or reduce the need for mortgage insurance.

Sales and Marketing and Competition

Sales and Marketing.  We sell our insurance products through our own employees, located throughout all regions of the United States, Puerto Rico, Guam and Australia.

Competition.  For flow business, we and other private mortgage insurers compete directly with federal and state governmental and quasi-governmental agencies, principally the FHA and, to a lesser degree, the Veterans Administration. These agencies sponsor government-backed mortgage insurance programs, which during 2007 and 2006 accounted for approximately 20.3% and 22.7%, respectively, of the total low down payment residential mortgages which were subject to governmental or private mortgage insurance. Loans insured by the FHA cannot exceed maximum principal amounts which are determined by a percentage of the conforming loan limit. For 2007 and early 2008, the maximum FHA loan amount for homes with one dwelling unit in “high cost” areas is as high as $362,790; this amount was temporarily increased to up to $729,500 in the most costly communities in early 2008 subject to the FHA taking the steps necessary to implement this increase. Loans insured by the Veteran’s Administration do not have mandated maximum principal amounts but have maximum limits on the amount of the guaranty provided by the Veteran’s Administration to the lender. For loans closed on or after December 10, 2004, the maximum Veteran’s Administration guarantee is $156,375 in Alaska and Hawaii and $104,250 in other states.

In addition to competition from the FHA and the Veteran’s Administration, we and other private mortgage insurers face competition from state-supported mortgage insurance funds in several states, including California and New York. From time to time, other state legislatures and agencies consider expanding the authority of their state governments to insure residential mortgages.

Private mortgage insurers are also subject to competition from Fannie Mae and Freddie Mac to the extent the GSEs are compensated for assuming default risk that would otherwise be insured by the private mortgage insurance industry. Fannie Mae and Freddie Mac each have programs under which an up-front delivery fee can be paid to the GSE and primary mortgage insurance coverage is substantially reduced compared to the coverage requirements that would apply in the absence of the program. In October 1998, Freddie Mac’s charter was amended, but the amendment was immediately repealed. The amendment would have given Freddie Mac flexibility to use protection against default in addition to private mortgage insurance and the two other types of credit enhancement required by the charter for low down payment mortgages purchased by Freddie Mac. In addition, to the extent up-front delivery fees are not retained by the GSEs to compensate for their assumption of default risk, and are used instead to purchase supplemental coverage from mortgage insurers, the resulting concentration of purchasing power in the hands of the GSEs could increase competition among insurers to provide such coverage.

The capital markets and their participants also compete with mortgage insurers by offering alternative products and services and may further develop as competitors to private mortgage insurers in ways we cannot predict. For example, in 1998, a newly-organized off-shore company funded by the sale of notes to institutional investors provided reinsurance to Freddie Mac against default on a specified pool of mortgages owned by Freddie Mac. We have also engaged in similar reinsurance transactions. See “- External Reinsurance” above.

We and other mortgage insurers also compete with transactions structured to avoid mortgage insurance on low down payment mortgage loans. These transactions include self-insuring, and “80-10-10” and similar loans (generally referred to as “piggyback loans”), which are loans comprised of both a first and a second mortgage (for example, an 80% loan-to-value ratio first mortgage and a 10% loan-to-value ratio second mortgage), with the loan-to-value ratio of the first mortgage below what investors require for mortgage insurance, compared to a loan in which the first mortgage covers the entire borrowed amount (which in the preceding example would be a 90% loan-to-value ratio mortgage). Competition from piggyback structures was substantial prior to 2007 but declined materially throughout 2007. Captive mortgage reinsurance and similar transactions also result in mortgage originators receiving a portion of the premium and the risk.

The U.S. private mortgage insurance industry currently consists of eight active mortgage insurers and their affiliates; one of the eight is a joint venture in which another mortgage insurer participates. The names of these mortgage insurers are listed under the Risk Factor titled “Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.” According to Inside Mortgage Finance, a mortgage industry publication, which obtains its data from reports provided by us and other mortgage insurers that are to be prepared on the same basis as the reports by insurers to the trade association for the private mortgage insurance industry, for more than ten years, we have been the largest private mortgage insurer based on new primary insurance written, with a market share of 21.3% in 2007, 21.6% in 2006, 22.9% in 2005 and 23.5% in 2004, and at December 31, 2007, we also had the largest book of direct primary insurance in force. For more than five years, these reports do not include as “primary mortgage insurance” insurance on certain loans classified by us as primary insurance, such as loans insured through bulk transactions that already had mortgage insurance placed on the loans at origination.

The private mortgage insurance industry is highly competitive. Historically, we have competed with other private mortgage insurers for business written through the flow channel principally on the basis of programs involving captive mortgage reinsurance, agency pool insurance, and other similar structures involving lenders; the provision of contract underwriting and related fee-based services to lenders; our financial strength as it is perceived by persons making or influencing the selection of a mortgage insurer; the provision of other products and services that meet lender needs for risk management, affordable housing, loss mitigation, capital markets and training support; and the effective use of technology and innovation in the delivery and servicing of insurance products. We believe our competitive strengths compared to other private insurers include our customer relationships, name recognition, reputation, the ancillary products and services that we provide to lenders, the strength of our management team and field organization and the depth of our database covering loans we have insured. We believe competition for bulk business is based principally on the premium rate and the portion of loans submitted for insurance that the insurers are willing to insure.

The complaint in the RESPA litigation described in “- Pool Insurance” alleged, among other things, that captive mortgage reinsurance, agency pool insurance, and contract underwriting we provided violated RESPA.

Certain private mortgage insurers compete for flow business by offering lower premium rates than other companies, including us, either in general or with respect to particular classes of business. On a case-by-case basis, we will adjust premium rates, generally depending on the risk characteristics, loss performance or class of business of the loans to be insured, or the costs associated with doing such business.

The mortgage insurance industry has historically viewed a financial strength rating of Aa3/AA- as critical to writing new business. In part this view has resulted from the mortgage insurer eligibility requirements of the GSEs, which each year purchase the majority of loans insured by us and the rest of the mortgage insurance industry. In addition, the Office of Federal Housing Enterprise Oversight, which is known as OFHEO, has a risk-based capital stress test for the GSEs. One of the elements of the stress test is that future claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose financial strength rating is “AAA” are subject to a 3.5% reduction over the 10-year period of the stress test; claim payments from a “AA” or “AA-” rated insurer are subject to a 8.75% reduction; and claim payments from an “A” or “A−” rated insurer are subject to a 14% reduction. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose financial strength rating is less than “AAA.” We believe the GSEs want to optimize utilization of their stress test capital. Because there are currently no “AAA” rated mortgage insurers, there is an incentive for the GSEs to use private mortgage insurance provided by an insurer that is rated not less than “AA-”. As a result of these considerations, a mortgage insurer that is rated less than Aa3/AA- may be competitively disadvantaged.

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated AA by Fitch Ratings. In late February 2008 Fitch announced that it was placing MGIC’s rating on “rating watch negative.” Fitch said “the present stressful mortgage environment has resulted in a modeled capital shortfall for [MGIC] at the ‘AA’ rating threshold. If within the next several months, MGIC is able to obtain additional capital resources to address this shortfall, Fitch would expect to affirm MGIC’s ratings, with a Negative Rating Outlook, reflecting the financial stress associated with the present mortgage environment. Assuming MGIC does not raise additional capital to support its franchise, Fitch will downgrade MGIC’s rating to ‘AA-’.”

The financial strength of MGIC is rated AA- by Standard & Poor’s Rating Services and Aa2 by Moody’s Investors Service. Both rating agencies have announced that they are reviewing MGIC’s rating for possible downgrade. MGIC could be downgraded below Aa3/AA- when these reviews are concluded.

In February 2008 Freddie Mac and Fannie Mae announced that they were temporarily suspending the portion of their eligibility requirements that impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer commits to submitting a complete remediation plan for their approval. Such remediation plans must be submitted within 90 days of the downgrade to Freddie Mac and within 30 days of the downgrade to Fannie Mae.

For further information about the importance of our ratings, see the Risk Factor titled “Our financial strength rating could be downgraded below Aa3/AA-, which could reduce the volume of our new business writings.” In assigning financial strength ratings, in addition to considering the adequacy of the mortgage insurer’s capital to withstand very high claim scenarios under assumptions determined by the rating agency, we believe rating agencies review a mortgage insurer’s historical and projected operating performance, business outlook, competitive position, management, corporate strategy, risk management discipline and other factors. The rating agency issuing the financial strength rating can withdraw or change its rating at any time.

Contract Underwriting and Related Services

We perform contract underwriting services for lenders in which we judge whether the data relating to the borrower and the loan contained in the lender’s mortgage loan application file comply with the lender’s loan underwriting guidelines. We also provide an interface to submit data to the automated underwriting systems of the GSEs, which independently judge the data. These services are provided for loans that require private mortgage insurance as well as for loans that do not require private mortgage insurance. A material portion of our new insurance written through the flow channel in recent years involved loans for which we provided contract underwriting services. The complaint in the RESPA litigation described in “- Pool Insurance” alleged, among other things, that the pricing of contract underwriting provided by us violated RESPA.

Under our contract underwriting agreements, we may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met. The cost of remedies provided by us to customers for failing to meet these standards has not been material to our financial position or results of operations for the years ended December 31, 2007, 2006 and 2005. However, a generally positive economic environment for residential real estate that continued until 2007 may have mitigated the effect of some of these costs, the claims for which may lag deterioration in the economic environment for residential real estate. There can be no assurance that contract underwriting remedies will not be material in the future.

In February 2008, Freddie Mac and Fannie Mae informed us and the rest of our industry that they are reviewing all mortgage insurers’ business justifications for activities, such as contract underwriting services, that have the potential for creating non-insurance related contingent liabilities.

Risk Management

We believe that mortgage credit risk is materially affected by:

•	the borrower’s credit strength, including the borrower’s credit history, debt-to-income ratios, and cash reserves and the willingness of a borrower with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home;

•	the loan product, which encompasses the loan-to-value ratio, the type of loan instrument, including whether the instrument provides for fixed or variable payments and the amortization schedule, the type of property and the purpose of the loan;

•	origination practices of lenders; and

•	the condition of the economy, including housing values and employment, in the area in which the property is located.

We believe that, excluding other factors, claim incidence increases:

•	for loans with lower FICO credit scores compared to loans with higher FICO credit scores;

•	for loans with less than full underwriting documentation compared to loans with full underwriting documentation;

•	during periods of economic contraction and housing price depreciation, including when these conditions may not be nationwide, compared to periods of economic expansion and housing price appreciation;

•	for loans with higher loan-to-value ratios compared to loans with lower loan-to-value ratios;

•	for ARMs when the reset interest rate significantly exceeds the interest rate of loan origination;

•	for loans that permit the deferral of principal amortization compared to loans that require principal amortization with each monthly payment;

•	for loans in which the original loan amount exceeds the conforming loan limit compared to loans below that limit; and

•	for cash out refinance loans compared to rate and term refinance loans.

Other types of loan characteristics relating to the individual loan or borrower may also affect the risk potential for a loan. The presence of a number of higher-risk characteristics in a loan materially increases the likelihood of a claim on such a loan unless there are other characteristics to lower the risk.

We charge higher premium rates to reflect the increased risk of claim incidence that we perceive is associated with a loan, although not all higher risk characteristics are reflected in the premium rate. There can be no assurance that our premium rates adequately reflect the increased risk, particularly in a period of economic recession, slowing home price appreciation or housing price declines.

Delegated Underwriting and GSE Automated Underwriting Approvals.  Delegated underwriting is a program under which approved lenders are allowed to commit us to insure loans originated through the flow channel. During the last four years, a substantial majority of the loans insured by us through the flow channel were approved as a result of loan approvals by the automated underwriting services of the GSEs or through delegated underwriting programs, including those utilizing proprietary underwriting services. In the past, lenders were able to commit us to insure loans utilizing only their own underwriting guidelines and underwriting evaluation. In addition, from 2000 through January 2007, loans approved by the automated underwriting services of the GSEs were automatically approved for MGIC mortgage insurance. Beginning in 2007, certain loans that we perceive as having a high risk of claim may not be insured by us even though the loans were approved by these underwriting services. In 2008, we made additional underwriting changes that limited the types of loans that could be insured by lenders. As a result, our delegated underwriting program now allows lenders to commit us to insure only loans that meet our underwriting guidelines.

Our risk management approach to this flow business has been to monitor periodically the credit quality of the overall mix of the loans we have recently insured in this manner. If as a result of our review we conclude that certain loans insured in this manner have a high risk of claim, we can decline to continue to insure loans having these characteristics or take other action, although these courses entail competitive risk.

Bulk Transactions Risk Management.  The premium for loans insured in a bulk transaction is determined by our evaluation of the credit risk of the loans included in the transaction based on information about the loans represented to us by the securitizer. We generally do not review individual loan files in advance of the issuance of an insurance commitment, but we do review an individual loan file at the time a claim is made to confirm that the loan involved in the claim generally conforms to the representations that were previously made. We have the right to rescind coverage for loans that do not conform to the representations.

Exposure to Catastrophic Loss; Defaults; Claims; Loss Mitigation

The private mortgage insurance industry is exposed to the risk of catastrophic loss. Private mortgage insurers experienced substantial losses in the mid-to-late 1980s. From the 1970s until 1981, rising home prices in the United States generally led to profitable insurance underwriting results for the industry and caused private mortgage insurers to emphasize market share. To maximize market share, until the mid-1980s, private mortgage insurers employed liberal underwriting practices, and charged premium rates which, in retrospect, generally did not adequately reflect the risk assumed, particularly on pool insurance. These industry practices compounded the losses which resulted from changing economic and market conditions which occurred during the early and mid-1980s, including (1) severe regional recessions and attendant declines in property values in the nation’s energy producing states; (2) the lenders’ development of new mortgage products to defer the impact on home buyers of double digit mortgage interest rates; and (3) changes in federal income tax incentives which initially encouraged the growth of investment in non-owner occupied properties.

After the period described above, the private mortgage insurance industry experienced profitable insurance underwriting results through 2006. During the last several years of this period, the mortgage lending industry increasingly made home loans (1) at higher loan-to-value ratios and combined loan-to-value ratios, which take into account second mortgages as well as the loan-to-value ratios of first mortgages; (2) to individuals with higher risk credit profiles; and (3) based on less documentation and verification of information provided by the borrower. The premiums that private mortgage insurers charged during this period to insure loans with one or more of these characteristics resulted in profitable insurance underwriting results while housing markets were experiencing significant home price appreciation and the labor market was strong. However, when job creation and the housing markets began slowing in certain parts of the country in 2006 and, in some instances, experiencing home price depreciation, private mortgage insurers began suffering substantial losses, particularly with respect to loans with more than one of these characteristics.

Defaults.  The claim cycle on private mortgage insurance begins with the insurer’s receipt of notification of a default on an insured loan from the lender. We define a default as an insured loan with a mortgage payment that is 45 days or more past due. Lenders are required to notify us of defaults within 130 days after the initial default, although most lenders do so earlier. The incidence of default is affected by a variety of factors, including the level of borrower income growth, unemployment, divorce and illness, the level of interest rates, rates of housing price appreciation or depreciation and general borrower creditworthiness. Defaults that are not cured result in a claim to us. See “- Claims.” Defaults may be cured by the borrower bringing current the delinquent loan payments or by a sale of the property and the satisfaction of all amounts due under the mortgage.

The following table shows the number of primary and pool loans insured in the MGIC Book, including loans insured in bulk transactions and A- and subprime loans, the related number of loans in default and the percentage of loans in default, or default rate, as of December 31, 2003-2007:

Default Statistics for the MGIC Book

	December 31,
	2007	2006	2005	2004	2003

PRIMARY INSURANCE
Insured loans in force	1,437,432	1,283,174	1,303,084	1,413,678	1,551,331
Loans in default	107,120	78,628	85,788	85,487	86,372
Default rate — all loans	7.45%	6.13%	6.58%	6.05%	5.57%
Flow loans in default	61,352	42,438	47,051	44,925	45,259
Default rate — flow loans	4.99%	4.08%	4.52%	3.99%	3.76%
Bulk loans in force(2)	208,903	243,395	263,225	288,587	348,521
Bulk loans in default(2)	45,768	36,190	38,737	40,562	41,113
Default rate — bulk loans	21.91%	14.87%	14.72%	14.06%	11.80%
Prime loans in default(1)	49,333	36,727	41,395	39,988	40,902
Default rate — prime loans	4.33%	3.71%	4.11%	3.66%	3.46%
A-minus loans in default(1)	22,863	18,182	20,358	20,734	20,116
Default rate — A-minus loans	19.20%	16.81%	17.21%	15.00%	12.32%
Subprime loans in default(1)	12,915	12,227	13,762	14,150	14,841
Default rate — subprime loans	34.08%	26.79%	25.20%	22.78%	19.45%
Reduced documentation loans delinquent	22,009	11,492	10,273	10,615	10,513
Default rate — reduced doc loans	15.48%	8.19%	8.39%	8.89%	8.06%
POOL INSURANCE
Insured loans in force	757,114	766,453	767,920	790,935	1,035,696
Loans in default	25,224	20,458	23,772	25,500	28,135
Percentage of loans in default	3.33%	2.67%	3.10%	3.22%	2.72%

(1)	We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to MGIC at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel.

(2)	At December 31, 2007, 145,110 bulk loans in force and 39,704 bulk loans in default related to Wall Street bulk transactions.

Different areas of the United States may experience different default rates due to varying localized economic conditions from year to year. The following table shows the percentage of loans we insured that were in default as of December 31, 2007, 2006 and 2005 for the 15 states for which we paid the most losses during 2007:

State Default Rates

	December 31,
	2007	2006	2005

Michigan	9.78%	9.07%	8.75%
California	13.60	6.31	3.61
Ohio	8.01	8.03	9.11
Texas	6.27	6.45	7.67
Florida	12.30	4.62	4.38
Georgia	8.79	8.07	8.97
Illinois	7.73	6.36	6.32
Minnesota	9.07	7.71	6.90
Indiana	6.77	6.80	7.59
Colorado	6.27	6.97	7.75
Massachusetts	7.42	5.68	4.90
Pennsylvania	6.40	6.62	7.02
Missouri	6.18	5.88	6.41
North Carolina	7.41	7.68	8.83
Wisconsin	4.70	4.31	4.57
Other states	6.18%	5.24%	6.08%

The default inventory for the 15 states for which we paid the most losses during 2007, at the dates indicated, appears in the table below.

Default Inventory by State

	December 31,
	2007	2006	2005

Michigan	7,304	6,522	6,630
California	6,925	3,000	1,915
Ohio	6,901	6,395	7,269
Texas	7,103	6,490	7,850
Florida	12,548	4,526	4,473
Georgia	4,623	3,492	3,742
Illinois	5,435	4,092	4,149
Minnesota	2,478	1,820	1,678
Indiana	3,763	3,392	3,769
Colorado	1,534	1,354	1,564
Massachusetts	1,596	1,027	887
Pennsylvania	4,576	4,276	4,556
Missouri	2,149	1,789	1,979
North Carolina	3,118	2,723	3,123
Wisconsin	2,104	1,682	1,721
Other states	34,963	26,048	30,483

	107,120	78,628	85,788

Claims.  Claims result from defaults which are not cured. Whether a claim results from an uncured default principally depends on the borrower’s equity in the home at the time of default and the borrower’s, or the lender’s, ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage. Various factors affect the frequency and amount of claims, including local housing prices and employment levels, and interest rates.

Under the terms of our master policy, the lender is required to file a claim for primary insurance with us within 60 days after it has acquired good and marketable title to the underlying property through foreclosure. Depending on the applicable state foreclosure law, generally at least twelve months pass from the date of default to payment of a claim on an uncured default.

Within 60 days after a claim has been filed and all documents required to be submitted to us have been delivered, we have the option of either (1) paying the coverage percentage specified for that loan, with the insured retaining title to the underlying property and receiving all proceeds from the eventual sale of the property, or (2) paying 100% of the claim amount in exchange for the lender’s conveyance of good and marketable title to the property to us. After we receive title to properties, we sell them for our own account.

Claim activity is not evenly spread throughout the coverage period of a book of primary business. For prime loans, relatively few claims are typically received during the first two years following issuance of coverage on a loan. This is typically followed by a period of rising claims which, based on industry experience, has historically reached its highest level in the third and fourth years after the year of loan origination. Thereafter, the number of claims typically received has historically declined at a gradual rate, although the rate of decline can be affected by conditions in the economy, including slowing home price appreciation or housing price depreciation. Due in part to the subprime component of loans insured in bulk transactions, the peak claim period for bulk loans has generally occurred earlier than for prime loans. Moreover, when a loan is refinanced, because the new loan replaces, and is a continuation of, an earlier loan, the pattern of claims frequency for that new loan may be different from the historical pattern of other loans. As of December 31, 2007, 72% of the MGIC Book of primary insurance in force had been written on or after January 1, 2005, although a portion of that insurance arose from the refinancing of earlier originations. See “— Insurance In Force by Policy Year.”

Another important factor affecting MGIC Book losses is the amount of the average claim paid, which is generally referred to as claim severity. The main determinants of claim severity are the amount of the mortgage loan, the coverage percentage on the loan and local market conditions. The average claim severity on the MGIC Book primary insurance was $37,165 for 2007, compared to $28,228 in 2006 and $26,361 in 2005. The increase in average claim severity in 2007 was largely due to an increased concentration of claims in states that have larger average claims.

Information about net claims we paid during 2005 through 2007 appears in the table below.

Net paid claims ($ millions)	2007	2006	2005

Prime (FICO 620 & >)	$332	$251	$253
A-Minus (FICO 575-619)	161	125	124
Subprime (FICO < 575)	101	68	70
Reduced doc (All FICOs)	190	81	83
Other	86	86	82

	$870	$611	$612

Information regarding the 15 states for which we paid the most losses during 2007 appears in the table below.

	2007	2006	2005
Paid claims by state ($ millions)
Michigan	$98.0	$73.8	$60.1
California	81.7	2.8	0.7
Ohio	73.2	71.5	67.4
Texas	51.1	48.9	57.2
Florida	37.7	4.4	6.2
Georgia	35.4	39.6	40.6
Illinois	34.9	20.5	22.8
Minnesota	33.6	16.0	9.7
Indiana	33.3	34.8	34.5
Colorado	31.6	30.1	27.5
Massachusetts	24.3	6.5	1.2
Pennsylvania	19.0	16.6	16.3
Missouri	17.4	14.9	14.9
North Carolina	16.6	21.4	26.3
Wisconsin	14.5	11.0	10.8
Other states	182.4	111.8	133.8

	784.7	524.6	530.0
Other (Pool, loss adjustment expenses, other)	85.8	86.4	82.3

	$870.5	$611.0	$612.3

Loss Mitigation.  Before paying a claim, we review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, many of our insurance policies do not require us to pay a claim, or allow us to reduce a claim, if under certain circumstances the property has sustained physical damage that has not been repaired, the servicer did not diligently pursue a foreclosure or bankruptcy relief in a timely manner, or the borrower failed to make the first mortgage payment.

In addition, all of our insurance policies allow us to rescind coverage under certain circumstances. When we rescind coverage, we return all premiums previously paid to us under the policy and are relieved of our obligation to pay a claim under the policy. Because we review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur most often after we have received a claim. In 2005 and 2006, claims submitted to us on policies we rescinded represented less than 5% of our resolved claims during the year. Typically, we process claims in less than two months. However, because it takes significantly longer to process claims for which we are investigating whether we have a right to rescind coverage, we are not able to report on this percentage for 2007.

Most of our rescissions involve material misrepresentations made, or fraud committed, in connection with the origination of a loan regarding information we received and relied upon when the loan was insured. All of our insurance policies allow us to rescind coverage if a material misrepresentation is knowingly made, or participated in, by a “first party” to the mortgage. First parties typically include the insured party, the lender, the originator, the mortgage loan broker, and escrow and settlement agents. Also, since mid-2004, any misrepresentations by appraisers and other valuers of the property are considered “first party” misrepresentations under our policies, whether or not knowingly made. Borrowers, real estate agents, sellers and builders are considered “third parties” under our insurance policies. Some, but not all, of our insurance policies allow us to rescind coverage and deny claims based upon material misrepresentations committed by third parties. Ultimately, our ability to rescind coverage for material misrepresentation requires a thorough investigation of the facts surrounding the origination of the insured mortgage loan and the discovery of sufficient evidence to prove the misrepresentation and the materiality of the misrepresentation. These types of investigations are very fact-intensive, can be more difficult in reduced documentation and no documentation loan scenarios and often depend on factors outside our control, including whether the borrower cooperates with our investigation.

One of the loss mitigation techniques available to us is obtaining a deficiency judgment against the borrower and attempting to recover some or all of the paid claim from the borrower. However, ten states, including Illinois, Ohio, Texas and Wisconsin, prohibit mortgage guaranty insurance companies from obtaining deficiency judgments if the applicable property is a single-family home that the borrower lived in. In five other states, including California, deficiency judgments are effectively prohibited. Finally, some states, including, Florida, Indiana, Illinois and Ohio (when, in the latter two states, the circumstances prohibiting deficiency judgments do not apply), have a judicial foreclosure process in which a deficiency judgment is obtained. In our experience, the increased time and costs associated with separate actions to obtain a deficiency judgment usually outweigh the potential benefits of collecting the deficiency judgment. In recent years, recoveries on deficiency judgments have been less than 1% of our paid claims.

Loss Reserves

A significant period of time may elapse between the time when a borrower defaults on a mortgage payment, which is the event triggering a potential future claim payment by us, the reporting of the default to us and the eventual payment of the claim related to the uncured default. To recognize the liability for unpaid losses related to outstanding reported defaults, or default inventory, we establish loss reserves, representing the estimated percentage of defaults which will ultimately result in a claim, which is known as the claim rate, and the estimated severity of the claims which will arise from the defaults included in the default inventory. In accordance with GAAP for the mortgage insurance industry, we generally do not establish loss reserves for future claims on insured loans which are not currently in default.

We also establish reserves to provide for the estimated costs of settling claims, general expenses of administering the claims settlement process, legal fees and other fees (“loss adjustment expenses”), and for losses and loss adjustment expenses from defaults which have occurred, but which have not yet been reported to us.

Our reserving process bases our estimates of future events on our past experience. However, estimation of loss reserves is inherently judgmental and conditions that have affected the development of the loss reserves in the past may not necessarily affect development patterns in the future, in either a similar manner or degree. For further information, see the Risk Factors titled “Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, our earnings may be adversely affected by losses disproportionately in certain periods” and “Loss reserve estimates are subject to uncertainties and paid claims may substantially exceed our loss reserves.”

After our reserves are initially established, we perform premium deficiency tests using best estimate assumptions as of the testing date. We establish premium deficiency reserves, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. In the fourth quarter of 2007, we recorded premium deficiency reserves of $1,211 million relating to Wall Street bulk transactions remaining in our insurance in force. This amount is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions.

For further information about loss reserves, see “Management’s Discussion and Analysis — Results of Operations — Losses.”

Geographic Dispersion

The following table reflects the percentage of primary risk in force in the top 10 states and top 10 core-based statistical areas for the MGIC Book at December 31, 2007:

Dispersion of Primary Risk in Force

Top 10 States

1. Florida	8.9%
2. California	7.2
3. Texas	6.6
4. Illinois	4.8
5. Ohio	4.4
6. Michigan	4.2
7. Pennsylvania	4.1
8. Georgia	3.6
9. New York	3.2
10. Indiana	2.7

Total	49.7%

Top 10 Core-Based Statistical Areas

1. Chicago-Naperville-Joliet	3.2%
2. Atlanta-Sandy Springs-Marietta	2.5
3. Phoenix-Mesa-Scottsdale	1.8
4. Houston-Baytown-Sugarland	1.8
5. Washington-Arlington-Alexandria	1.8
6. San Juan	1.7
7. Riverside-San Bernardino-Ontario	1.7
8. Los Angeles-Long Beach-Glendale	1.5
9. Miami-Miami Beach-Kendall	1.4
10. Minneapolis-St. Paul-Bloomington	1.4

Total	18.8%

The percentages shown above for various core-based statistical areas can be affected by changes, from time to time, in the federal government’s definition of a core-based statistical area.

Insurance In Force by Policy Year

The following table sets forth for the MGIC Book the dispersion of our primary insurance in force as of December 31, 2007, by year(s) of policy origination since we began operations in 1985:

Primary Insurance In Force by Policy Year

				Percent of
Policy Year	Flow	Bulk	Total	Total
	(In millions of dollars)

1985-2000	$6,953	$531	$7,484	3.5%
2001	3,615	945	4,560	2.2
2002	7,513	1,473	8,986	4.2
2003	16,283	2,527	18,810	8.9
2004	17,194	2,735	19,929	9.4
2005	24,899	7,500	32,399	15.3
2006	31,766	13,757	45,523	21.5
2007	66,546	7,508	74,054	35.0

Total	$174,769	$36,976	$211,745	100.0%

Risk In Force and Product Characteristics of Risk in Force

At December 31, 2007 and 2006, 95% and 94%, respectively, of our risk in force was primary insurance and the remaining risk in force was pool insurance. The following table sets forth for the MGIC Book the dispersion of our primary risk in force as of December 31, 2007, by year(s) of policy origination since we began operations in 1985:

Primary Risk In Force by Policy Year

				Percent of
Policy Year	Flow	Bulk	Total	Total
	(In millions of dollars)

1985-2000	$1,679	$118	$1,797	3.2%
2001	923	262	1,185	2.1
2002	1,947	421	2,368	4.2
2003	4,184	758	4,942	8.9
2004	4,536	781	5,317	9.5
2005	6,498	2,323	8,821	15.8
2006	8,136	4,289	12,425	22.3
2007	16,980	1,959	18,939	34.0

Total	$44,883	$10,911	$55,794	100.0%

The following table reflects at the dates indicated the (1) total dollar amount of primary risk in force for the MGIC Book and (2) percentage of that primary risk in force, as determined on the basis of information available on the date of mortgage origination, by the categories indicated.

Characteristics of Primary Risk in Force

	December 31,	December 31,
	2007	2006

Direct Risk in Force (In Millions):	$55,794	$47,079
Loan-to-value ratios:(1)
100s	30.1%	21.1%
95s	27.5	28.3
90s(2)	35.3	40.0
80s	7.1	10.6

Total	100.0%	100.0%

Loan Type:
Fixed(3)	86.4%	76.6%
Adjustable rate mortgages (“ARMs”)(4)	13.6	23.4

Total	100.0%	100.0%

Original Insured Loan Amount:(5)
Conforming loan limit and below	94.0%	93.2%
Non-conforming	6.0	6.8

Total	100.0%	100.0%

Mortgage Term:
15-years and under	1.2%	1.8%
Over 15 years	98.8	98.2

Total	100.0%	100.0%

Property Type:
Single-family(6)	89.9%	90.4%
Condominium	8.9	8.4
Other(7)	1.2	1.2

Total	100.0%	100.0%

Occupancy Status:
Primary residence	92.8%	91.9%
Second home	3.3	3.4
Non-owner occupied	3.9	4.7

Total	100.0%	100.0%

Documentation:
Reduced documentation(8)	14.7%	17.2%
Full documentation	85.3	82.8

Total	100.0%	100.0%

FICO Score:(9) Prime (FICO 620 and above)	88.4%	85.6%
A Minus (FICO 575 — 619)	8.8	10.2
Subprime (FICO below 575)	2.8	4.2

Total	100.0%	100.0%

(1)	Loan-to-value ratio represents the ratio (expressed as a percentage) of the dollar amount of the first mortgage loan to the value of the property at the time the loan became insured and does not reflect subsequent housing price appreciation or depreciation. Subordinate mortgages may also be present. For purposes of the table, loan-to-value ratios are classified as in excess of 95% ( “100s”, a classification that includes 97% to 103% loan-to-value ratio loans); in excess of 90% loan-to-value ratio and up to 95% loan-to-value ratio (“95s”); in excess of 80% loan-to-value ratio and up to 90% loan-to-value ratio (“90s”); and equal to or less than 80% loan-to-value ratio (“80s”).

(2)	We include in our classification of 90s, loans where the borrower makes a down payment of 10% and finances the associated mortgage insurance premium payment as part of the mortgage loan. At December 31, 2007 and 2006, 1.3% and 1.6%, respectively, of the primary risk in force consisted of these types of loans.

(3)	Includes fixed rate mortgages with temporary buydowns (where in effect the applicable interest rate is typically reduced by one or two percentage points during the first two years of the loan), ARMs in which the initial interest rate is fixed for at least five years and balloon payment mortgages (a loan with a maturity, typically five to seven years, that is shorter than the loan’s amortization period).

(4)	Includes ARMs where payments adjust fully with interest rate adjustments. Also includes pay option ARMs and other ARMs with negative amortization features, which collectively at December 31, 2007, 2006 and 2005, represented 4.5%, 5.5% and 3.0%, respectively, of primary risk in force. As indicated in note (3), does not include ARMs in which the initial interest rate is fixed for at least five years. As of December 31, 2007, 2006 and 2005, ARMs with loan-to-value ratios in excess of 90% represented 4.0%, 6.1% and 6.6%, respectively, of primary risk in force.

(5)	Loans within the conforming loan limit have an original principal balance that does not exceed the maximum original principal balance of loans that the GSEs are eligible to purchase. The conforming loan limit is subject to annual adjustment and was $417,000 for 2006, 2007 and early 2008; this amount was temporarily increased to up to $729,500 in the most costly communities in early 2008, subject to the FHA and the GSEs taking the steps necessary to implement this increase. Non-conforming loans are loans with an original principal balance above the conforming loan limit.

(6)	Includes townhouse-style attached housing with fee simple ownership.

(7)	Includes cooperatives and manufactured homes deemed to be real estate.

(8)	Reduced documentation loans, many of which are commonly referred to as “Alt-A” loans, are originated under programs in which there is a reduced level of verification or disclosure compared to traditional mortgage loan underwriting, including programs in which the borrower’s income and/or assets are disclosed in the loan application but there is no verification of those disclosures and programs in which there is no disclosure of income or assets in the loan application. At December 31, 2007, 2006 and 2005, reduced documentation loans represented 8.2%, 7.9% and 6.9%, respectively, of risk in force written through the flow channel and 41.2%, 42.3% and 32.5%, respectively of risk in force written through the bulk channel.

(9)	Represents the FICO score at loan origination. The weighted average FICO score at loan origination for new insurance written in 2007, 2006 and 2005 was 691, 690 and 681, respectively.

Other Business, International Expansion and Joint Ventures

We provide various mortgage services for the mortgage finance industry, such as portfolio retention and secondary marketing of mortgage-related assets. Our eMagic.com LLC subsidiary provides an Internet portal through which mortgage industry participants can access products and services of wholesalers, investors and vendors necessary to make a home mortgage loan. Our Myers Internet Inc. subsidiary provides website hosting, design and marketing solutions for mortgage originators and real estate agents.

We have assembled a team to evaluate potential expansion opportunities outside the United States. In June 2007, we wrote our first insurance policies in Australia and are targeting Canada as the next market in which we expand internationally.

At December 31, 2007, we owned approximately 24.25% of the equity interest in Sherman. Sherman is a joint venture with its senior management and Radian Group Inc. Our ownership interest in Sherman reflects the September 2007 sale of certain interests in Sherman for approximately $240.8 million and the restructuring of Sherman’s ownership interests into a single class as part of the sale. As described under “Summary — Recent Developments — Sherman,” we are negotiating a transaction with Sherman under which Sherman could acquire our entire interest in Sherman.

At December 31, 2007, we owned approximately 45.5% of the equity interest in C-BASS. A third party has an option that expires in December 2014 to purchase 22.5% of C-BASS’ equity from us for an exercise price of $2.5 million. C-BASS is joint venture with its senior management and Radian Group Inc. As a result of the significant turmoil in the subprime mortgage market in 2007, C-BASS was not able to meet margin calls from its lenders in July 2007. Shortly thereafter, C-BASS stopped purchasing mortgages and mortgage securities and ceased its securitization activities. In connection with the determination of our results of operations for the third quarter of 2007, we wrote down our entire equity investment in C-BASS through an impairment charge of $466 million. In November 2007, C-BASS’s creditors agreed, subject to certain conditions, to a consensual, non-bankruptcy restructuring. The override agreement executed to effect the restructuring provides that C-BASS’s assets are to be paid out over time to its secured and unsecured creditors. In mid-July 2007 we lent C-BASS $50 million under an unsecured credit facility. During the fourth quarter of 2007 C-BASS incurred additional losses that required us to reduce the carrying value of the note to zero.

For further information about C-BASS and Sherman, which are the principal joint ventures and investments included in the “Income from joint ventures, net of tax” line in our Consolidated Statement of Operations. See “Management’s Discussion and Analysis — Results of Consolidated Operations.’’

Investment Portfolio

Policy and Strategy

Approximately 68% of our investment portfolio is managed by either BlackRock, Inc. or Wellington Management Company, LLP, although we maintain overall control of investment policy and strategy. We maintain direct management of the remainder of our investment portfolio.

Our current policies emphasize preservation of capital, as well as total return. Therefore, our investment portfolio consists almost entirely of high-quality, fixed-income investments. We seek liquidity through diversification and investment in publicly traded securities. We attempt to maintain a level of liquidity commensurate with our perceived business outlook and the expected timing, direction and degree of changes in interest rates. Our investment policies in effect at December 31, 2007 limited investments in the securities of a single issuer, other than the U.S. government, and generally limit the purchase of fixed income securities to those that are rated investment grade by at least one rating agency. At that date, the maximum aggregate book value of the holdings of a single obligor or non-government money market mutual fund was:

U.S. government securities	No limit
Pre-refunded municipals escrowed in Treasury securities	No limit(1)
U.S. government agencies (in total)(2)	15% of portfolio market value
Securities rated “AA” or “AAA”	3% of portfolio market value
Securities rated “Baa” or “A”	2% of portfolio market value

(1)	No limit subject to liquidity considerations.

(2)	As used with respect to our investment portfolio, U.S. government agencies include GSEs, Federal Home Loan Banks and the Tennessee Valley Authority.

At December 31, 2007, based on amortized cost, approximately 94.9% of our total fixed income investment portfolio was invested in securities rated “A” or better, with 74.7% rated “AAA” and 15.1% rated “AA,” in each case by at least one nationally recognized securities rating organization. For information related to the portion of our investment portfolio that is insured by financial guarantors, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition” in Item 7.

Our investment policies and strategies are subject to change depending upon regulatory, economic and market conditions and our existing or anticipated financial condition and operating requirements, including our tax position.

Investment Operations

At December 31, 2007, the market value of our investment portfolio was approximately $5.9 billion. At December 31, 2007, municipal securities represented 85.9% of the fair value of our total investment portfolio. Securities due within one year, within one to five years, within five to ten years, and after ten years, represented 2.9%, 15.5%, 20.7% and 60.9%, respectively, of the total book value of our investment in debt securities. Our after-tax yield for 2007 was 4.2%, compared to after-tax yields of 4.0% and 3.9% in 2006 and 2005, respectively.

Our ten largest holdings at December 31, 2007 appear in the table below:

Market Value
($ thousands)

1. New York Sales Tax Asset Receivable Corporation	$58,955
2. Montana St. Higher Student Asst	55,500
3. Chicago, Illinois General Obligations	49,534
4. Brazos Texas Higher Education	48,100
5. California State General Obligations	42,783
6. North Carolina Municipal Power	48,114
7. Indiana State General Obligations	40,891
8. Atlanta, Georgia Water & Wastewater	40,771
9. Illinois Regional Transportation Auth	35,199
10. San Francisco, California City & County General Obligations	33,081

$452,928

Note:	This table excludes securities issued by U.S. government, U.S. government agencies, GSEs, Federal Home Loan Banks and the Tennessee Valley Authority.

The sectors of our investment portfolio at December 31, 2007 appear in the table below:

Percentage of
Portfolio’s
Market Value

1. Municipal	85.18%
2. Asset Backed	5.14
3. Corporate	4.52
4. U.S. Treasuries	2.23
5. Foreign	1.47
6. Preferred Stock	0.69
7. Taxable Municipal	0.53
8. CAPCO	0.16
9. Equities	0.04
10. Affordable Hsg State Tax Credits	0.03

100.00%

Regulation

Direct Regulation

We and our insurance subsidiaries, including MGIC, are subject to regulation by the insurance departments of the various states in which each insurance subsidiary is licensed to do business. The nature and extent of that regulation varies, but generally depends on statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners.

In general, regulation of our subsidiaries’ business relates to:

•	licenses to transact business;

•	policy forms;

•	premium rates;

•	insurable loans;

•	annual and other reports on financial condition;

•	the basis upon which assets and liabilities must be stated;

•	requirements regarding contingency reserves equal to 50% of premiums earned;

•	minimum capital levels and adequacy ratios;

•	reinsurance requirements;

•	limitations on the types of investment instruments which may be held in an investment portfolio;

•	the size of risks and limits on coverage of individual risks which may be insured;

•	deposits of securities;

•	limits on dividends payable; and

•	claims handling.

Most states also regulate transactions between insurance companies and their parents or affiliates and have restrictions on transactions that have the effect of inducing lenders to place business with the insurer. For a discussion of a February 1, 1999 circular letter from the New York Insurance Department and a January 31, 2000 letter from the Illinois Department of Insurance, see “The MGIC Book — Types of Product — Pool Insurance” and the Risk Factor titled “We are subject to the risk of private litigation and regulatory proceedings.” For a description of limits on dividends payable, see “Management’s Discussion and Analysis — Liquidity and Capital Resources.”.

Mortgage insurance premium rates are also subject to state regulation to protect policyholders against the adverse effects of excessive, inadequate or unfairly discriminatory rates and to encourage competition in the insurance marketplace. Any increase in premium rates must be justified, generally on the basis of the insurer’s loss experience, expenses and future trend analysis. The general mortgage default experience may also be considered. Premium rates are subject to review and challenge by state regulators. In February 2006, the New York Insurance Department requested that we review our premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why that experience would not alter rates. In March 2006, we advised the New York Insurance Department that we believe that our premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce.

A number of states limit the amount of insurance risk which may be written by a private mortgage insurer, commonly known as the “risk-to-capital” requirement. Some states’ limits are 25 times the insurer’s total policyholders’ reserves, and other states, including Wisconsin, have formula-based limits that typically result in limits somewhat higher or lower than 25.

We are required to establish a contingency loss reserve in an amount equal to 50% of earned premiums. These amounts cannot be withdrawn for a period of 10 years, except under certain circumstances.

Mortgage insurers are generally single-line companies, restricted to writing residential mortgage insurance business only. Although we, as an insurance holding company, are prohibited from engaging in certain transactions with MGIC without submission to and, in some instances, prior approval of applicable insurance departments, we are not subject to insurance company regulation on our non-insurance businesses.

Wisconsin’s insurance regulations generally provide that no person may acquire control of us unless the transaction in which control is acquired has been approved by the Office of the Commissioner of Insurance of Wisconsin. The regulations provide for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which MGIC is a licensed insurer require notification to the state’s insurance department a specified time before a person acquires control of us. If regulators in these states disapprove the change of control, our licenses to conduct business in the disapproving states could be terminated. The Office of the Comptroller of the Currency is the primary regulator of Credit One Bank, whose holding company is owned by Sherman. Under the Change in Bank Control Act and the regulations of the Office of the Comptroller of the Currency, any person who acquires 25% or more of our voting securities would be deemed to control Credit One Bank, and, under certain circumstances, any person who acquires 10% or more of our voting securities might be deemed to control Credit One Bank. In either case, that acquiring person would be required to seek the approval of the Office of the Comptroller of the Currency prior to achieving that ownership threshold.

As the most significant purchasers and sellers of conventional mortgage loans and beneficiaries of private mortgage insurance, Freddie Mac and Fannie Mae impose requirements on private mortgage insurers in order for them to be eligible to insure loans sold to the GSEs. These requirements are subject to change from time to time. Currently, we are an approved mortgage insurer for both Freddie Mac and Fannie Mae but our longer term eligibility could be negatively affected as discussed under the Risk Factor titled “Our financial strength rating could be downgraded below Aa3/AA-, which could reduce the volume of our new business writings.” In addition, private mortgage insurers may be affected to the extent Fannie Mae or Freddie Mac assumes default risk for itself that would otherwise be insured, changes current guarantee fee arrangements, including as a result of primary mortgage insurance coverage being restructured as described under “The MGIC Book — Types of Product — Primary Insurance,” allows alternative credit enhancement, alters or liberalizes underwriting guidelines on low down payment mortgages they purchase, or otherwise changes its business practices or processes with respect to mortgages. For more information about the impact that Freddie Mac and Fannie Mae have on our business, see the Risk Factor titled “Changes in the business practices of Fannie Mae and Freddie Mac could reduce our revenues or increase our losses.”

Fannie Mae has issued primary mortgage insurance master policy guidelines applicable to us and all other Fannie Mae-approved private mortgage insurers, establishing certain minimum terms of coverage necessary in order for an insurer to be eligible to insure loans purchased by Fannie Mae. The terms of our master policy comply with these guidelines.

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated AA- by Standard & Poor’s Rating Services, Aa2 by Moody’s Investors Service and AA by Fitch Ratings. MGIC could be downgraded below Aa3/AA- by one or more of these rating agencies. In addition, one or more ratings agencies could also require that, to avoid a downgrade, we raise additional capital for MGIC within a relatively short period or take other actions. For further information about our ratings and their importance, see the Risk Factor titled “Our financial strength rating could be downgraded below Aa3/AA-, which could reduce the volume of our new business writings” and “ — The MGIC Book — Sales and Marketing and Competition — Competition.” In assigning financial strength ratings, in addition to considering the adequacy of the mortgage insurer’s capital to withstand extreme loss scenarios under assumptions determined by the rating agency, rating agencies review a mortgage insurer’s historical and projected operating performance, business outlook, competitive position, management, corporate strategy, risk, management discipline and other factors. The rating agency issuing the financial strength rating can withdraw or change its rating at any time.

Indirect Regulation

We are also indirectly, but significantly, impacted by regulations affecting purchasers of mortgage loans, such as Freddie Mac and Fannie Mae, and regulations affecting governmental insurers, such as the FHA and the Veteran’s Administration, and lenders. Private mortgage insurers, including MGIC, are highly dependent upon federal housing legislation and other laws and regulations to the extent they affect the demand for private mortgage insurance and the housing market generally. From time to time, those laws and regulations have been amended to affect competition from government agencies. Proposals are discussed from time to time by Congress and certain federal agencies to reform or modify the FHA and the Government National Mortgage Association, which securitizes mortgages insured by the FHA.

Subject to certain exceptions, in general, RESPA prohibits any person from giving or receiving any “thing of value” pursuant to an agreement or understanding to refer settlement services. See the Risk Factors titled “We are subject to the risk of private litigation and regulatory proceedings.”

The Office of Thrift Supervision, the Office of the Comptroller of the Currency, the Federal Reserve Board, and the Federal Deposit Insurance Corporation have uniform guidelines on real estate lending by insured lending institutions under their supervision. The guidelines specify that a residential mortgage loan originated with a loan-to-value ratio of 90% or greater should have appropriate credit enhancement in the form of mortgage insurance or readily marketable collateral, although no depth of coverage percentage is specified in the guidelines.

Lenders are subject to various laws, including the Home Mortgage Disclosure Act, the Community Reinvestment Act and the Fair Housing Act, and Fannie Mae and Freddie Mac are subject to various laws, including laws relating to government sponsored enterprises, which may impose obligations or create incentives for increased lending to low and moderate income persons, or in targeted areas.

There can be no assurance that other federal laws and regulations affecting these institutions and entities will not change, or that new legislation or regulations will not be adopted which will adversely affect the private mortgage insurance industry. In this regard, see the Risk Factor titled “Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

We have reproduced below the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that appeared in our Annual Report on Form 10-K for the year ended December 31, 2007. We have not changed what appears below from what was in our 10-K.

Overview

Through our subsidiary MGIC, we are the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. Our principal products are primary mortgage insurance and pool mortgage insurance. Primary mortgage insurance may be written through the flow market channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk market channel, in which portfolios of loans are individually insured in single, bulk transactions.

During 2007, we were particularly affected by

•	a premium deficiency reserve we recorded in the fourth quarter that covers the portion of our bulk writings that insured loans included in home equity securitizations by Wall Street firms and that, given the performance of this portion of our business, we have discontinued,

•	the impairment of our entire equity investment in C-BASS during the third quarter, and

•	the proposed merger with Radian Group Inc., which the two companies agreed to in the first quarter and terminated in the third quarter.

Each of these events is discussed below. This Overview also discusses changes in the home mortgage lending environment that occurred in 2007 and how the lines in our statement of operations are affected by various factors in the secular environment.

General Business Environment

Growth in U.S. residential mortgage debt outstanding was particularly strong between 2001 and mid-2006. This strength was driven primarily by record home sales, strong home price appreciation and historically low interest rates. The private mortgage insurance industry experienced profitable insurance underwriting results during this period, when the labor market was also strong except for pockets of weakness in areas affected by downsizings in the auto industry.

During the last several years of this period and continuing through 2007, the mortgage lending industry increasingly made home loans (1) at higher loan-to-value ratios and higher combined loan-to-value ratios, which take into account second mortgages as well as the loan-to-value ratios of first mortgages; (2) to individuals with higher risk credit profiles; and (3) based on less documentation and verification of information provided by the borrower.

Beginning in late 2006, job creation and the housing markets began slowing in certain parts of the country, with some areas experiencing home price declines. These and other conditions resulted in significant adverse developments for us and our industry that were manifested in the second half of 2007, including:

•	increasing defaults by homeowners;

•	increases, across the country, in the rate at which loans in default eventually resulted in a claim, with significant increases in large markets such as California and Florida; and

•	increases in the average amount paid on a claim, driven by higher average insured loan sizes and the inability to mitigate losses through the sale of properties in some regions due to slowing home price appreciation or housing price declines.

As a result, mortgage lenders, financial institutions and we and other private mortgage insurers began incurring significant credit losses, particularly with respect to loans with multiple high-risk characteristics referred to above. In 2007, compared to 2006, our losses incurred increased to $2,365 million from

$614 million, our earnings fell to a net loss of $1,670 million compared to net earnings of $565 million and our year-end default inventory increased to 107,120 loans from 78,628.

In early 2007, we changed our underwriting standards and ceased writing insurance on a limited set of loans even though these loans were approved under the GSEs’ automated underwriting guidelines. In the fourth quarter of 2007, we also decided to stop insuring loans included in home equity securitizations. Finally, in late 2007 and early 2008, we announced increases in our premium rates and further tightening of our underwriting standards, particularly as they apply to loans with low credit scores, with high loan-to-value ratios and with homes in regions that we view as being higher risk.

We believe that the recent losses experienced by mortgage lenders and financial institutions and concerns about residential mortgage credit quality that became evident in the second half of 2007 have led to increased interest in the credit protection that mortgage insurance affords. One measure of this increased interest is the increase in the private mortgage insurance penetration rate (the principal balance of loans insured by our industry during a period divided by the principal balance of all loans originated during that period) from approximately 8.5% in early 2006 to approximately 20% in the fourth quarter of 2007. In addition, our persistency rate, which is the percentage of insurance remaining in force from one year prior, increased to 76.4% at December 31, 2007, compared to 69.6% at December 31, 2006 and 61.3% at December 31, 2005. We believe that this increase was largely the result of the general upward trend in mortgage interest rates and the declining rate of home price appreciation in some markets and declines in housing values in other markets. We believe that these factors, along with the changes in our underwriting guidelines, will result in profitable books of new insurance written, beginning with our 2008 book.

Premium Deficiency

Historically a significant portion of the mortgage insurance we provided through the bulk channel was used as a credit enhancement for mortgage loans included in home equity (or “private label”) securitizations, which are the terms the market uses to refer to securitizations sponsored by firms besides the GSEs or Ginnie Mae, such as Wall Street investment banks. We refer to the portfolios of loans we insured through the bulk channel that we knew would serve as collateral in a home equity securitization as “Wall Street bulk transactions”. During the fourth quarter of 2007, the performance of loans included in Wall Street bulk transactions deteriorated materially and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. Therefore, during the fourth quarter, we decided to stop writing insurance on Wall Street bulk transactions. In general, loans included in Wall Street bulk transactions had lower average FICO scores and a higher percentage of ARMs, compared to our remaining business.

In the fourth quarter of 2007, we recorded premium deficiency reserves of $1,211 million relating to Wall Street bulk transactions remaining in our insurance in force. This amount is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions. See further discussion under “— Results of Operations — Losses — Premium Deficiency.”

C-BASS Impairment

C-BASS, a limited liability company, is an unconsolidated, less than 50%-owned joint venture investment of ours that is not controlled by us. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As a result of margin calls from lenders that C-BASS was unable to meet, C-BASS’s purchases of mortgages and mortgage securities and its securitization activities ceased. On July 30, 2007, we announced that we had concluded that the value of our investment in C-BASS had been materially impaired and that the amount of the impairment could be our entire investment.

In connection with the determination of our results of operations for the quarter ended September 30, 2007, we wrote down our entire equity investment in C-BASS through an impairment charge of $466 million. This impairment charge is reflected in our results of operations for 2007. For additional information about this impairment charge, see Note 8 to our consolidated financial statements.

In mid-July 2007 we lent C-BASS $50 million under an unsecured credit facility. At September 30, 2007 this note was carried at face value on our consolidated balance sheet. During the fourth quarter of 2007 C-BASS incurred additional losses that caused us to reduce the carrying value of the note to zero under equity method accounting. The equity method reduction in carrying value is not necessarily indicative of a change in our view of collectability.

Termination of Proposed Merger with Radian Group Inc.

In February 2007 we agreed to merge with Radian Group Inc. On September 5, 2007 we, along with Radian, announced that we had entered into an agreement that terminated the merger due to then-current market conditions which made combining the companies significantly more challenging. Except to reimburse certain third party expenses, neither party made payment to the other in connection with the termination.

Factors Affecting Our Results

Our results of operations are affected by:

•	Premiums written and earned

Premiums written and earned in a year are influenced by:

•	New insurance written, which increases the size of the in force book of insurance, is the aggregate principal amount of the mortgages that are insured during a period. Many factors affect new insurance written, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from other mortgage insurers and alternatives to mortgage insurance.

•	Cancellations, which reduce the size of the in force book of insurance that generates premiums. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book, as well as by current home values compared to values when the loans in the in force book became insured.

•	Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans.

•	Premiums ceded to reinsurance subsidiaries of certain mortgage lenders (“captives”) and risk sharing arrangements with the GSEs.

Premiums are generated by the insurance that is in force during all or a portion of the period. Hence, changes in the average insurance in force in the current period compared to an earlier period is a factor that will increase (when the average in force is higher) or reduce (when it is lower) premiums written and earned in the current period, although this effect may be enhanced (or mitigated) by differences in the average premium rate between the two periods as well as by premiums that are ceded to captives. Also, new insurance written and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

•	Investment income

Our investment portfolio is comprised almost entirely of fixed income securities rated “A” or higher. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from (or used in) operations, such as investment earnings and claim payments, less cash used for non-operating activities, such as share repurchases. Realized gains and losses are a function of the difference between the amount received on sale of a security and the security’s amortized cost. The amount received on sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

•	Losses incurred

Losses incurred are the current expense that reflects estimated payments that will ultimately be made as a result of delinquencies on insured loans. As explained under “Critical Accounting Policies,” except in the case of premium deficiency reserves, we recognize an estimate of this expense only for delinquent loans. Losses incurred are generally affected by:

•	The state of the economy and housing values, each of which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency. The level of delinquencies has historically followed a seasonal pattern, with a reduction in delinquencies in the first part of the year, followed by an increase in the latter part of the year. However, this pattern did not continue during 2007, when delinquencies increased each quarter.

•	The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.

•	The size of loans insured. Higher average loan amounts tend to increase losses incurred.

•	The percentage of coverage on insured loans. Deeper average coverage tends to increase incurred losses.

•	Changes in housing values, which affect our ability to mitigate our losses through sales of properties with delinquent mortgages.

•	The distribution of claims over the life of a book. Historically, the first two years after a loan is originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although persistency, the condition of the economy and other factors can affect this pattern.

•	Underwriting and other expenses

The majority of our operating expenses are fixed, with some variability due to contract underwriting volume. Contract underwriting generates fee income included in “Other revenue.” The ramp up of our international activities will increase the fixed component of our operating expenses.

•	Income (loss) from joint ventures

Our results of operations are also affected by the results of joint ventures, which are accounted for under the equity method. Historically, joint venture income principally consisted of the aggregate results of our investment in two less than majority owned joint ventures, C-BASS and Sherman. As noted in the section titled “C-BASS Impairment“above, in 2007, joint venture losses included an impairment charge equal to our entire equity interest in C-BASS, as well as equity losses incurred by C-BASS in the fourth quarter that reduced the carrying value of our $50 million note from C-BASS to zero. As a result, beginning in the first quarter of 2008, we anticipate that our joint venture income will principally consist of income from Sherman.

Sherman.  Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. The borrowings used to finance these activities are included in Sherman’s balance sheet. During the second and third quarters of 2007 Sherman acquired several portfolios of performing subprime second mortgages for an approximate aggregate purchase price of $415 million. Over the years Sherman has periodically acquired portfolios of non-performing second mortgages as well as mortgage securities in which the collateral is second mortgages.

Sherman’s consolidated results of operations are primarily affected by:

•	Revenues from delinquent receivable portfolios

These revenues are the cash collections on the portfolios, and depend on the aggregate amount of delinquent receivables owned by Sherman, the type of receivable and the length of time that the receivable has been owned by Sherman.

•	Amortization of delinquent receivable portfolios

Amortization is the recovery of the cost to purchase the receivable portfolios. Amortization expense is a function of estimated collections from the portfolios over their estimated lives. If estimated collections cannot be reasonably predicted, cost is fully recovered before any net revenue, calculated as the difference between revenues from a receivable portfolio and that portfolio’s amortization, is recognized.

•	Credit card interest and fees, along with the related provision for losses for uncollectible amounts.

•	Costs of collection, which include servicing fees paid to third parties to collect receivables.

C-BASS.  As noted in “— C-BASS Impairment” above, C-BASS ceased its purchases of mortgages and mortgage securities and its securitization activities, and C-BASS has reached a consensual, non-bankruptcy restructuring with its lenders.

Mortgage Insurance Earnings and Cash Flow Cycle

In our industry, a “book” is the group of loans that a mortgage insurer insures in a particular calendar year. In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results typically occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases (primarily due to loan prepayments), and higher losses.

We expect our 2008 book will be smaller, perhaps materially, than the average books we have written during the past three years. The portion of the 2005 book that we wrote in the second half of 2005 and the 2006 and 2007 books have generated delinquencies and incurred losses that are materially higher than previous books we have written since the mid-1990s at comparable times in the lives of those books. At this point, we cannot determine whether the losses on the portion of the 2005 book that we wrote in the second half of 2005 and the 2006 and 2007 books will ultimately follow the typical loss pattern or if this early loss development represents an acceleration to some extent of the total losses that they will ultimately generate. Regardless of ultimate claim pattern of these full or half-year books, we expect they will generate material incurred and paid losses in 2008 and that given their size and the lower new insurance written we expect in 2008, they will materially negatively affect our 2008 results.

Summary of 2007 Results

Our results of operations in 2007 were principally affected by:

•	Premiums written and earned

Premiums written and earned during 2007 increased compared to 2006. The average insurance in force was higher in 2007 than in 2006, but the effect of the higher in force has been somewhat offset by lower average premium yields due to a higher proportion of insurance in force that was written through the flow channel in 2007 compared to 2006.

•	Investment income

Investment income in 2007 was higher when compared to 2006 due to an increase in the pre-tax yield as well as an increase in the average amortized cost of invested assets.

•	Realized investment gains

Realized gains in 2007 were significantly higher than the $4.3 million in losses reported in 2006, primarily due to a $162.9 million pre-tax gain on the sale of a portion our interest in Sherman.

•	Losses incurred

Losses incurred for 2007 significantly increased compared to 2006 primarily due to significant increases in the default inventory and estimates regarding how many delinquencies will result in a claim, or claim rate, and how much will be paid on claims, or severity, when each of these items is compared to 2006. The default inventory increased by approximately 28,500 delinquencies in 2007, compared to a decrease of approximately 7,200 in 2006. The increase in estimated severity was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as our inability to mitigate losses through the sale of properties due to slowing home price appreciation or home price declines in some areas. The increase in the estimated claim rate was due to increases in the claim rates across the country. Certain markets such as California, Florida, Nevada and Arizona have experienced more significant increases in claim rates.

•	Premium deficiency

In the fourth quarter of 2007, we recorded premium deficiency reserves of $1,211 million, relating to Wall Street bulk transactions. The $1,211 million reserve reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions. See further discussion under “— Results of Operations — Losses — Premium Deficiency.”

•	Underwriting and other expenses

Underwriting and other expenses for 2007 increased when compared to 2006. The increase was primarily due to $12.3 million in one-time expenses associated with the terminated merger with Radian, as well as costs associated with our international expansion.

•	Income from joint ventures

We reported a loss from joint ventures, net of tax, of $269.3 million in 2007 compared to income from joint ventures, net of tax, of $169.5 million in 2006. The loss in 2007 was primarily due to the after-tax impairment of our equity interest in C-BASS of $303 million and additional equity losses from C-BASS of $33 million after-tax, offset by equity earnings from Sherman.

Results of Consolidated Operations

As discussed under “Cautionary Statement About Forward-Looking Information” and “Risk Factors,” actual results may differ materially from the results contemplated by forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No investor should rely on the fact that such statements are current at any time other than the time at which this annual report was filed with the Securities and Exchange Commission.

New insurance written

The amount of our primary new insurance written during the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
	($ billions)

NIW — Flow Channel	$69.0	$39.3	$40.1
NIW — Bulk Channel	7.8	18.9	21.4

Total Primary NIW	$76.8	$58.2	$61.5

Refinance volume as a% of primary flow NIW	24%	23%	28%

The increase in new insurance written on a flow basis in 2007, compared to 2006, was primarily due to decreased interest in alternatives to mortgage insurance, which we believe was affected by slowing property appreciation and, in some markets, declines in property values, along with changes in interest rates, and mortgage insurance payments being tax deductible for the first time in 2007. For a discussion of new insurance written through the bulk channel, see “Bulk Transactions” below.

We anticipate our flow new insurance written for 2008 to be significantly below the level written in 2007, due to changes in our underwriting guidelines discussed below. Our level of new insurance written could also be affected by other items, as noted in our Risk Factors, which are an integral part of this Management’s Discussion and Analysis, such as the volume of low down payment home mortgage originations and changes in business practices of the GSEs.

As we have disclosed for some time in our Risk Factors the percentage of our volume written on a flow basis that includes segments we view as having a higher probability of claim has continued to increase. In particular, the percentage of our flow new insurance written with loan-to-value ratios greater than 95% grew to 42% in 2007, compared to 34% in 2006.

We have implemented a series of changes to our underwriting guidelines that are designed to improve the credit risk profile of our new insurance written. The changes will primarily affect borrowers who have multiple risk factors such as a high loan-to-value ratio, a lower FICO score and limited documentation or are financing a home in a market we categorize as higher risk. We are also implementing premium rate increases. Several of these underwriting changes went into effect on January 14, 2008, the remainder, along with the premium rate changes, will be effective on March 3, 2008.

In June 2007 we wrote our first insurance policies in Australia and we are pursuing business opportunities in Canada. The results of our international operations are not expected to be material to us for some time.

Cancellations and Insurance in Force

New insurance written and cancellations of primary insurance in force during the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
	($ billions)

NIW	$76.8	$58.2	$61.5
Cancellations	(41.6)	(51.7)	(68.6)

Change in primary insurance in force	$35.2	$6.5	$(7.1)

Direct primary insurance in force as of December 31,	$211.7	$176.5	$170.0

As shown in the table above, in 2007, insurance in force increased $35.2 billion or 20%. This was the largest annual growth rate in the past ten years, which included a period of 13 consecutive quarters, during 2003 through the first quarter of 2006, in which our insurance in force declined.

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. Our persistency rate (percentage of insurance remaining in force from one year prior) was 76.4% at December 31, 2007, an increase from 69.6% at December 31, 2006 and 61.3% at December 31, 2005. These persistency rate improvements and the related decline in cancellations reflect the general upward trend in mortgage interest rates and the declining rate of home price appreciation in some markets and declines in housing values in other markets.

Bulk Transactions

Historically, our writings of bulk insurance have been, in part, sensitive to the volume of home equity securitization transactions and more recently to purchases by the GSEs of loans having higher credit risk than their standard business. Our writings of bulk insurance have been, in part, also sensitive to competition from other methods of providing credit enhancement in a home equity securitization, including an execution in which the subordinate tranches in the securitization rather than mortgage insurance bear the first loss from mortgage defaults. The competitiveness of the mortgage insurance execution in the bulk channel has also been impacted by changes in our view of the risk of the business, which is affected by the historical performance of previously insured pools and our expectations regarding likely changes in regional and local real estate values. As a result of the sensitivities discussed above, bulk volume has varied materially from period to period.

New insurance written for bulk transactions was $7.8 billion in 2007 compared to $18.9 billion in 2006 and $21.4 billion in 2005. The decrease in bulk writings was primarily due to a decrease in non-conforming originations and securitizations, as well as an increase in our view of the risk relative to the market’s view of that risk. During the fourth quarter of 2007 the performance of loans included in Wall Street bulk transactions deteriorated materially and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. Therefore, during the fourth quarter of 2007, we decided to stop writing that portion of our bulk business. As a result, we expect new insurance written for bulk transactions after 2007 to be significantly lower than the $16.0 billion average volume written through the bulk channel during the last three years. Wall Street bulk transactions represented approximately 41%, 66% and 89% of our new insurance written for bulk transactions during 2007, 2006 and 2005, respectively, and at December 31, 2007 included approximately 145,000 loans with insurance in force of approximately $25.5 billion and risk in force of approximately $7.6 billion, which is approximately 74% of our bulk risk in force. We will, however, continue to insure loans on a bulk basis when we believe that the loans will be sold to a GSE or retained by the lender.

We recorded premium deficiency reserves of $1,211 million in the fourth quarter of 2007 to reflect the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on Wall Street bulk transactions. See further discussion related to this deficiency under “— Losses — Premium deficiency” and Notes 2 and 8 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Pool Insurance

In addition to providing primary insurance coverage, we also insure pools of mortgage loans. New pool risk written during the years ended December 31, 2007, 2006 and 2005 was $211 million, $240 million and $358 million, respectively. Our direct pool risk in force was $2.8 billion, $3.1 billion and $2.9 billion at December 31, 2007, 2006 and 2005, respectively. These risk amounts represent pools of loans with contractual aggregate loss limits and in some cases those without these limits. For pools of loans without these limits, risk is estimated based on the amount that would credit enhance the loans in the pool to a “AA” level based on a rating agency model. Under this model, at December 31, 2007, 2006 and 2005, for $4.1 billion, $4.4 billion and $5.0 billion, respectively, of risk without these limits, risk in force is calculated at $475 million, $473 million and $469 million, respectively. For the years ended December 31, 2007, 2006 and 2005 for $32 million, $56 million and $959 million, respectively, of risk without contractual aggregate loss limits, new risk written under this model was $2 million, $4 million and $51 million, respectively.

Net Premiums Written and Earned

Net premiums written and earned during 2007 increased compared to 2006. The average insurance in force continued to increase, but was partially offset by lower average premium yields due to a higher proportion of insurance in force that was written through the flow channel compared to 2006. We expect our average insurance in force to be higher in 2008, compared to 2007, with our insurance in force balance to be stable throughout 2008. We believe the anticipated decrease in the total mortgage origination market will be offset by our expectation that private mortgage insurance will be used on a greater percentage of mortgage originations.

Net premiums written and earned during 2006 decreased, compared to 2005, due to lower average premium rates, which were partially offset by a slight increase in the average insurance in force.

Risk Sharing Arrangements

For the nine months ended September 30, 2007, approximately 47.8% of our flow new insurance written was subject to arrangements with captives or risk sharing arrangements with the GSEs compared to 47.5% for the year ended December 31, 2006 and 48.1% for the year ended December 31, 2005. The percentage of new insurance written for 2007 covered by these arrangements is shown only for the nine months ended September 30, 2007 because this percentage normally increases after the end of a quarter. Such increases can be caused by, among other things, the transfer of a loan in the secondary market, which can result in a mortgage insured during a quarter becoming part of a risk sharing arrangement in a subsequent quarter. New insurance written through the bulk channel is not subject to risk sharing arrangements. Premiums ceded in these arrangements are reported in the period in which they are ceded regardless of when the mortgage was insured.

On February 14, 2008 Freddie Mac announced that effective on and after June 1, 2008, Freddie Mac-approved private mortgage insurers, including MGIC, may not cede new risk if the gross risk or gross premium ceded to captive reinsurers is greater than 25%. Freddie Mac stated that it made this change to allow mortgage insurers to retain more insurance premiums to pay current claims and rebuild their capital base. Fannie Mae informed us on February 26, 2008 that it was making similar changes to their requirements. We have begun discussions with our customers whose captive arrangements would be effected by these new requirements.

See discussion under “-Losses” regarding losses assumed by captives.

Investment Income

Investment income for 2007 increased when compared to 2006 due to an increase in the average investment yield, as well as an increase in the average amortized cost of invested assets. The portfolio’s average pre-tax investment yield was 4.70% at December 31, 2007 and 4.56% at December 31, 2006. The portfolio’s average after-tax investment yield was 4.18% at December 31, 2007 and 4.03% at December 31, 2006.

Investment income for 2006 increased compared to 2005 due to an increase in the average investment yield. The portfolio’s average pre-tax and after-tax investment yields at December 31, 2005 were 4.28% and 3.86%, respectively.

Realized Investment Gains

Realized gains in 2007 were significantly higher than the $4.3 million in losses reported in 2006, primarily due to a $162.9 million pre-tax gain on the sale of a portion our interest in Sherman. See further discussion of this gain under “-Joint Ventures”. Realized gains were $14.9 million in 2005 which resulted primarily from the sale of fixed maturities.

Other Revenue

Other revenue for 2007 decreased when compared to 2006. The decrease in other revenue was primarily the result of other non-insurance operations and a decrease in revenue from contract underwriting.

The increase in other revenue for 2006, compared to 2005, was primarily the result of additional revenue from the operations of Myers Internet, offset by a decrease in revenue from contract underwriting.

Losses

As discussed in “— Critical Accounting Policies” and consistent with industry practices, we establish loss reserves for future claims only for loans that are currently delinquent. The terms “delinquent” and “default” are used interchangeably by us and are defined as an insured loan with a mortgage payment that is 45 days or more past due. Loss reserves are established by our estimate of the number of loans in our inventory of delinquent loans that will not cure their delinquency and thus result in a claim, which is referred to as the claim rate (historically, a substantial majority of delinquent loans have eventually cured, see discussion below regarding the current increase in the rate at which delinquent loans go to claim), and further estimating the amount that we will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be.

Losses incurred.  In 2007, net losses incurred were $2,365 million, of which $1,846 million related to current year loss development and $519 million related to unfavorable prior years’ loss development. In 2006, net losses incurred were $614 million, of which $704 million related to current year loss development and ($90) million related to favorable prior years’ loss development. See Note 6 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

The amount of losses incurred pertaining to current year loss development represents the estimated amount to be ultimately paid on default notices received in the current year. Losses incurred pertaining to the current year increased in 2007, compared to 2006, primarily due to significant increases in the default inventory and estimates regarding how much will be paid on claims, or severity, and how many delinquencies will eventually result in a claim or claim rate, when each are compared to 2006. The default inventory increased by approximately 28,500 delinquencies, or 36%, in 2007, compared to a decrease in the default inventory of approximately 7,200, or 8%, in 2006. We believe that these trends will continue into 2008, resulting in a higher level of incurred losses in 2008, compared to 2007.

Our loss estimates are established based upon historical experience. The significant increase in estimated severity in 2007 was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as our inability to mitigate losses through the sale of properties in some geographical areas due to slowing home price appreciation in these areas or declines in home values. We have experienced increases in delinquencies in certain markets with higher than average loan balances, such as Florida and California. In California we have experienced an increase in delinquencies, from 3,000 as of December 31, 2006 to 6,900 as of December 31, 2007. Our Florida delinquencies increased from 4,500 as of December 31, 2006 to 12,500 as of December 31, 2007. The average claim paid on California loans was more than twice as high as the average claim paid for the remainder of the country. The increase in the estimated claim rate is due to increases in the claim rates across the country. Certain markets such as California, Florida, Nevada and Arizona have experienced more significant increases in claim rates.

The loss performance we experienced in the second half of 2007 was more substantial and occurred more quickly than we anticipated. Our loss performance, particularly in California and Florida, deteriorated at a rate we have not previously experienced.

The amount of losses incurred relating to prior year loss development represents actual claim payments that were higher or lower than what was estimated by us at the end of the prior year as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation is the result of our review of current trends in default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in relative level of defaults by geography and the change in average loan exposure. The $519 million addition to losses incurred relating to prior years in 2007 was due primarily to significant increases in average claim payments and claim rates.

As discussed under “— Risk Sharing Arrangements” a portion of our flow new insurance written is subject to reinsurance arrangements with captives. The majority of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder are quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss, which is typically 4% or 5%, the captives are responsible for the second aggregate layer of loss, which is typically 5% or 10%, and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives’ portion of both premiums and losses typically ranging from 25% to 50%. As noted under “— Risk Sharing

Arrangements” based on changes to the GSE requirements, beginning June 1, 2008 our captive arrangements, both aggregate excess of loss and quota share, will be limited to a 25% cede rate.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited in the applicable trust account to support the captive’s layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The captive’s ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. The total fair value of the trust fund assets under these agreements at December 31, 2007 exceeded approximately $630 million.

We believe that the excess of loss captive arrangements will begin to reduce our losses incurred in 2008, with more significant reductions occurring in 2009.

Losses incurred relating to the current year increased in 2006, compared to 2005, primarily due to a larger increase in the severity estimates, as well as a smaller decrease in the claim rate estimates, when each are compared to the same period in 2005. The increase in estimated severity was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as a decrease in our ability to mitigate losses through the sale of properties in some geographical areas. Estimated claim rates decreased as a result of historical improvements in the claim rate in certain geographical regions, with the exception of the Midwest, where historical claim rates did not improve. In the fourth quarter of 2006, California and Florida began to experience less favorable housing markets, which likely increased the actual claim rates and severity in those areas. Both California and Florida experienced less favorable home price appreciation in 2006, compared to 2005. During 2006, home sales in these states declined, and the supply of homes on the market increased.

The $90 million and $126 million reduction in losses incurred relating to prior years in 2006 and 2005, respectively, were due primarily to more favorable loss trends experienced during the year.

Information about the composition of the primary insurance default inventory at December 31, 2007, 2006 and 2005 appears in the table below.

	2007	2006	2005

Total loans delinquent(1)	107,120	78,628	85,788
Percentage of loans delinquent (default rate)	7.45%	6.13%	6.58%
Prime loans delinquent(2)	49,333	36,727	41,395
Percentage of prime loans delinquent (default rate)	4.33%	3.71%	4.11%
A-minus loans delinquent(2)	22,863	18,182	20,358
Percentage of A-minus loans delinquent (default rate)	19.20%	16.81%	17.21%
Subprime credit loans delinquent(2)	12,915	12,227	13,762
Percentage of subprime credit loans delinquent (default rate)	34.08%	26.79%	25.20%
Reduced documentation loans delinquent	22,009	11,492	10,273
Percentage of reduced doc loans delinquent (default rate)	15.48%	8.19%	8.39%

(1)	At December 31, 2007, 39,704 loans in default related to Wall Street bulk transactions.

(2)	We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to MGIC at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel.

The average primary claim paid for 2007 was $37,165 compared to $28,228 for 2006 and $26,361 for 2005. We expect the average primary claim paid to increase in 2008 and beyond. We expect these increases will be driven by our higher average insured loan sizes as well as decreases in our ability to mitigate losses through the sale of properties in some geographical regions, as certain housing markets, like California and Florida, become less favorable.

The average loan size of our insurance in force at December 31, 2007, 2006 and 2005 appears in the table below.

Average Loan Size	2007	2006	2005

Total insurance in force	$147,308	$137,574	$130,482
Prime (FICO 620 & >)	141,690	129,696	125,459
A-Minus (FICO 575-619)	133,460	129,116	125,278
Subprime (FICO < 575)	124,530	127,298	124,245
Reduced doc (All FICOs)	209,990	202,984	179,604

The pool notice inventory increased from 20,458 at December 31, 2006 to 25,224 at December 31, 2007; the pool notice inventory was 23,772 at December 31, 2005.

Information about net losses paid during the years ended December 31, 2007, 2006 and 2005 appears in the table below.

Net Paid Claims ($ millions)	2007	2006	2005

Prime (FICO 620 & >)	$332	$251	$253
A-Minus (FICO 575-619)	161	125	124
Subprime (FICO < 575)	101	68	70
Reduced doc (All FICOs)	190	81	83
Other	86	86	82

	$870	$611	$612

Losses paid for the top 15 states (based on 2007 losses paid) and all other states for the years ended December 31, 2007, 2006 and 2005 appear in the table below.

Paid Claims by State ($ millions)	2007	2006	2005

Michigan	$98.0	$73.8	$60.1
California	81.7	2.8	0.7
Ohio	73.2	71.5	67.4
Texas	51.1	48.9	57.2
Florida	37.7	4.4	6.2
Georgia	35.4	39.6	40.6
Illinois	34.9	20.5	22.8
Minnesota	33.6	16.0	9.7
Indiana	33.3	34.8	34.5
Colorado	31.6	30.1	27.5
Massachusetts	24.3	6.5	1.2
Pennsylvania	19.0	16.6	16.3
Missouri	17.4	14.9	14.9
North Carolina	16.6	21.4	26.3
Wisconsin	14.5	11.0	10.8
Other states	182.4	111.8	133.8

	784.7	524.6	530.0
Other (Pool, LAE, other)	85.8	86.4	82.3

	$870.5	$611.0	$612.3

The default inventory in those same states at December 31, 2007, 2006 and 2005 appears in the table below.

Default Inventory by State	2007	2006	2005

Michigan	7,304	6,522	6,630
California	6,925	3,000	1,915
Ohio	6,901	6,395	7,269
Texas	7,103	6,490	7,850
Florida	12,548	4,526	4,473
Georgia	4,623	3,492	3,742
Illinois	5,435	4,092	4,149
Minnesota	2,478	1,820	1,678
Indiana	3,763	3,392	3,769
Colorado	1,534	1,354	1,564
Massachusetts	1,596	1,027	887
Pennsylvania	4,576	4,276	4,556
Missouri	2,149	1,789	1,979
North Carolina	3,118	2,723	3,123
Wisconsin	2,104	1,682	1,721
Other states	34,963	26,048	30,483

	107,120	78,628	85,788

We anticipate that net paid claims for 2008 will approximate $1.8 billion to $2.0 billion.

As of December 31, 2007, 72% of our primary insurance in force was written subsequent to December 31, 2004. On our flow business, the highest claim frequency years have typically been the third and fourth year after the year of loan origination. However, the pattern of claims frequency can be affected by many factors, including low persistency and deteriorating economic conditions. Low persistency can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs. Deteriorating economic conditions can result in increasing claims following a period of declining claims. On our bulk business, the period of highest claims frequency has generally occurred earlier than in the historical pattern on our flow business.

Premium deficiency.  Historically all of our insurance risks were included in a single grouping and the calculations to determine if a premium deficiency existed were performed on our entire in force book. As of September 30, 2007, based on these calculations there was no premium deficiency on our total in force book. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. We further examined the performance of our in force book and determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed. As a result of those calculations, we recorded premium deficiency reserves of $1,211 million in the fourth quarter of 2007 to reflect the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on the Wall Street bulk transactions. The discount rate used in the calculation of the premium deficiency reserve, 4.70%, was based upon our pre-tax investment yield at December 31, 2007. Within the premium deficiency calculation, our expected present value of expected future losses and expenses was $3,561 million, offset by the present value of expected future premium of $901 million and already established loss reserves of $1,449 million. As of December 31, 2007 there was no premium deficiency related to the remainder of our in force business.

Each quarter, we will recalculate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve will primarily change from quarter to quarter as a result of two factors. First, it will change as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items will be reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves will have an effect (either positive or negative) on that period’s results. Second, the premium deficiency reserve will change as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions will also have an effect on that period’s results.

Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

Underwriting and other expenses

Underwriting and other expenses for 2007 increased when compared to 2006 primarily due to $12.3 million in one-time expenses associated with the terminated merger with Radian, as well as international expansion.

Underwriting and other expenses increased in 2006, compared to 2005, primarily due to additional expenses from Myers Internet, which was acquired in 2006, equity based compensation and expansion into international operations. The effect of these expense increases was partially offset by lower non-insurance expenses.

Ratios

The table below presents our loss, expense and combined ratios for our combined insurance operations for the years ended December 31, 2007, 2006 and 2005.

Combined Insurance Operations:	2007	2006	2005

Loss ratio	187.3%	51.7%	44.7%
Expense ratio	15.8%	17.0%	15.9%

Combined ratio	203.1%	68.7%	60.6%

The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The increase in the loss ratio in 2007, compared to 2006, is due to an increase in losses incurred, partially offset by an increase in premiums earned. The expense ratio is the ratio, expressed as a percentage, of underwriting expenses to net premiums written. The decrease in 2007, compared to 2006, is due to an increase in premiums written, partially offset by the increase in underwriting and other expenses. The combined ratio is the sum of the loss ratio and the expense ratio.

The increase in the loss ratio in 2006, compared to 2005, is due to an increase in losses incurred and a decrease in premium earned compared to the prior year. The increase in the expense ratio in 2006, compared to 2005, is due to an increase in underwriting expenses and a decrease in premiums written compared to the prior year.

Income taxes

The effective tax rate on our pre-tax loss was 37.3% in 2007, compared to an effective tax rate on our pre-tax income of 24.8% in 2006. During those periods, the rate reflected the benefits recognized from tax-preferenced investments. Our tax-preferenced investments that impact the effective tax rate consist almost entirely of tax-exempt municipal bonds. The difference in the rate was primarily the result of a pre-tax loss during 2007, compared to pre-tax income during 2006.

The effective tax rate was 24.8% in 2006, compared to 27.0% in 2005. Changes in the effective tax rate principally result from a higher or lower percentage of total income before tax being generated from tax-preferenced investments. The lower effective tax rate in 2006 resulted from a higher percentage of total income before tax being generated from tax preferenced investments, which resulted from lower levels of underwriting income.

Joint ventures

Our equity in the earnings from the C-BASS and Sherman joint ventures with Radian and certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, is shown separately, net of tax, on our consolidated statement of operations. The decrease in income from joint ventures for 2007 compared to 2006 is primarily the result of the $303 million after-tax impairment of C-BASS, as well as equity losses incurred by C-BASS in the fourth quarter that reduced the carrying value of our $50 million note from C-BASS to zero. As noted in the section titled “C-BASS Impairment”, we have determined that our total equity interest in C-BASS is impaired. The impairment charge is included in our results of operations for 2007.

C-BASS.  Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As noted in the section titled “C-BASS Impairment” above, in the third quarter of 2007, we concluded that our total equity interest in C-BASS was impaired. In addition, during the fourth quarter of 2007 due to additional losses incurred by C-BASS, we reduced the carrying value of our $50 million note from C-BASS to zero under equity method accounting.

Sherman.  Summary Sherman income statements for the periods indicated appear below. We do not consolidate Sherman with us for financial reporting purposes, and we do not control Sherman. Sherman’s internal controls over its financial reporting are not part of our internal controls over our financial reporting. However, our internal controls over our financial reporting include processes to assess the effectiveness of our financial reporting as it pertains to Sherman. We believe those processes are effective in the context of our overall internal controls.

Sherman Summary Income Statement:

	Years Ended December 31,
	2007	2006	2005
	($ millions)

Revenues from receivable portfolios	$994.3	$1,031.6	$855.5
Portfolio amortization	488.1	373.0	292.8

Revenues, net of amortization	506.2	658.6	562.7
Credit card interest income and fees	692.9	357.3	196.7
Other revenue	60.8	35.6	71.1

Total revenues	1,259.9	1,051.5	830.5
Total expenses	991.5	702.0	541.3

Income before tax	$268.4	$349.5	$289.2

Company’s income from Sherman	$81.6	$121.9	$110.3

In 2007, compared to 2006, Sherman experienced increased collection revenues from portfolios owned and continued growth in the banking segment. These increases were offset by higher amortization and interest expense, as well as expenses related to majority-owned ventures.

In September 2007 we sold a portion of our interest in Sherman to an entity owned by Sherman’s senior management. The interest sold by us represented approximately 16% of Sherman’s equity. We received a cash payment of $240.8 million in the sale and are entitled to a contingent payment if the management entity’s after-tax return on the interests it purchased exceeds approximately 16% annually over a period that can end as late as December 31, 2013. We recorded a $162.9 million pre-tax gain on this sale, which is reflected in our results of operations for 2007 as a realized gain. After the sale, we own approximately 24.25% of Sherman’s interest and Sherman’s management owns approximately 54.0%. Radian, which also sold interests in Sherman to the management entity, owns the balance of Sherman. We will continue to account for this investment under the equity method of accounting.

The “Company’s income from Sherman” line item in the table above includes $15.6 million and $12.0 million of additional amortization expense in 2007 and 2006, respectively, above Sherman’s actual amortization expense, related to additional interests in Sherman that we purchased during the third quarter of 2006 at a price in excess of book value. As noted above, after the sale of equity interest in September 2007 we now own approximately 24.25% interest in Sherman, which is the lowest interest held since the original investment.

Financial Condition

As of December 31, 2007, 82% of our investment portfolio was invested in tax-preferenced securities. In addition, at December 31, 2007, based on book value, approximately 95% of our fixed income securities were invested in ‘A’ rated and above, readily marketable securities, concentrated in maturities of less than 15 years. Approximately 29% of our investment portfolio is covered by the financial guaranty industry. We evaluate the credit risk of securities through analysis of the underlying fundamentals of each issuer. If all of the companies in the financial guarantee industry lose their ‘AAA’ ratings, the percentage of our fixed income portfolio rated ‘A’ or better will decline by 1% to 94% ‘A’ or better.

At December 31, 2007, derivative financial instruments in our investment portfolio were immaterial. We primarily place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. The policy also limits the amount of our credit exposure to any one issue, issuer and type of instrument. At December 31, 2007, the modified duration of our fixed income investment portfolio was 4.8 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 4.8% in the market value of our fixed income portfolio. For an upward shift in the yield curve, the market value of our portfolio would decrease and for a downward shift in the yield curve, the market value would increase.

At December 31, 2007, our total assets included $289 million of cash and cash equivalents as shown on our consolidated balance sheet included in Item 8. In addition, included in “Other assets” on our consolidated balance sheet at December 31, 2007 is $145 million in real estate acquired as part of the claim settlement process. The properties, which are held for sale, are carried at the lower of cost or fair value. Also included in “Other assets” is $65 million representing the funded status of our pension plan.

At December 31, 2007 we had $200 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015, as well as $300 million outstanding under a credit facility, with a total market value of $772.0 million. We have $300 million outstanding under a credit facility that is scheduled to mature in March 2010. This credit facility is discussed under “Liquidity and Capital Resources” below.

Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” As a result of the adoption we recognized a decrease of $85.5 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. The total amount of unrecognized tax benefits as of December 31, 2007 is $86.1 million. Included in that total are $74.8 million in benefits that would affect the effective tax rate. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. We have accrued $20.3 million for the payment of interest as of December 31, 2007.

The establishment of this liability required estimates of potential outcomes of various issues and required significant judgment. Although the resolutions of these issues are uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolutions of these matters differ materially from these estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

On June 1, 2007, as a result of an examination by the Internal Revenue Service for taxable years 2000 through 2004, we received a revenue agent report. The adjustments reported on the RAR substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy related penalties, plus applicable interest. We have agreed with the Internal Revenue Service on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits, or “REMICS.” This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The Internal Revenue Service has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. On July 2, 2007, we made a payment of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest.

Our principal exposure to loss is our obligation to pay claims under MGIC’s mortgage guaranty insurance policies. At December 31, 2007, MGIC’s direct (before any reinsurance) primary and pool risk in force, which is the unpaid principal balance of insured loans as reflected in our records multiplied by the coverage percentage, and taking account of any loss limit, was approximately $62.3 billion. In addition, as part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. Through December 31, 2007, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. However, a generally positive economic environment for residential real estate that continued until 2007 may have mitigated the effect of some of these costs, the claims for which may lag deterioration in the economic environment for residential real estate. There can be no assurance that contract underwriting remedies will not be material in the future.

Sherman

Summary Sherman balance sheets at the dates indicated appear below. We do not consolidate Sherman with us for financial reporting purposes, and we do not control Sherman. Sherman’s internal controls over its financial reporting are not part of our internal controls over our financial reporting. However, our internal controls over our financial reporting include processes to assess the effectiveness of our financial reporting as it pertains to Sherman. We believe those processes are effective in the context of our overall internal controls.

Sherman Summary Balance Sheet:

	December 31,
	2007	2006
	($ millions)

Total Assets	$2,242	$1,204
Debt	$1,611	$761
Total Liabilities	$1,821	$923
Members’ Equity	$421	$281

The increase in total assets was primarily due to growth in both portfolio acquisitions (approximately $445 million) and credit originations (approximately $390 million), as well as the consolidation of a majority-

owned international joint venture (approximately $130 million). The increase in debt corresponds to the growth in these assets.

Our investment in Sherman on an equity basis at December 31, 2007 was $115.3 million. We received $51.5 million of distributions from Sherman during 2007 and $103.7 million of distributions from Sherman in 2006. Sherman management has advised us that it believes in the current environment it would be prudent to maintain a higher level of cash resources than Sherman has maintained in the past, with the result that we expect Sherman to decrease the amount of distributions to us.

See “C-BASS Impairment” and Note 8 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 for additional information about the financial condition of C-BASS and Sherman.

Liquidity and Capital Resources

Our consolidated sources of funds consist primarily of premiums written and investment income. We invest positive cash flows pending future payments of claims and other expenses. Historically cash inflows from premiums have been sufficient to meet claim payments, however, we anticipate that in 2008 claim payments will exceed premiums received. Also, see “Losses — Premium deficiency” for a discussion regarding the future cash flow shortfalls of the Wall Street bulk transactions. We can fund cash flow shortfalls through sales of short-term investments and other investment portfolio securities, subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by an entity other than the seller. Substantially all of the investment portfolio securities are held by our insurance subsidiaries.

We have a commercial paper program, which is rated “A-2” by Standard & Poor’s and “P-1” by Moody’s. The amount available under this program is $300 million less any amounts drawn under the credit facility discussed below. At December 31, 2006, we had $84.1 million in commercial paper outstanding with a weighted average interest rate of 5.35%. At December 31, 2007 we had no commercial paper outstanding because, as noted below, in 2007 we drew on our revolving credit facility and repaid the amount then-outstanding under this program.

We have a $300 million, five year revolving credit facility that is scheduled to mature in March 2010. Under the terms of the credit facility, we must maintain shareholders’ equity of at least $2.25 billion and MGIC must maintain a statutory risk-to-capital ratio of not more than 22:1 and maintain policyholders’ position, which includes MGIC’s statutory surplus and its contingency reserve, of not less than the amount required by Wisconsin insurance regulation. At December 31, 2007, these requirements were met. Our shareholders’ equity, as reported on our consolidated balance sheet was $2.59 billion and $4.30 billion at December 31, 2007 and 2006, respectively. In August 2007 we drew the entire $300 million on the revolving credit facility. These funds, in part, were utilized to repay the outstanding commercial paper, which approximated $177 million immediately prior to the credit facility draw. We drew the portion of the revolving credit facility equal to our outstanding commercial paper because we believed that funding with a long-term maturity was superior to funding that required frequent renewal on a short-term basis. We drew the remainder of the credit facility to provide us with greater financial flexibility at the holding company level. At December 31, 2007 we continued to have the $300 million outstanding under this facility.

The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $215.9 million at December 31, 2006, compared to no availability at December 31, 2007.

The credit facility discussed above has a provision whereby we can increase the capacity by $200 million under the same terms and conditions, if agreed upon by us and the lenders or any other lenders willing to provide the additional capacity at existing terms.

The commercial paper, credit facility and the senior notes are obligations of MGIC Investment Corporation and not of its subsidiaries. We are a holding company and the payment of dividends from our insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In 2007, MGIC paid dividends of $320 million. As has been the case for the past several years, as a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. We anticipate that in 2008 we will seek approval to pay an aggregate of $60 million in dividends from MGIC.

As of December 31, 2007, we had a total of approximately $290 million in cash, cash equivalents and liquid investments at the holding company (MGIC Investment). We need approximately $27.4 million annually to pay the interest on the Senior Notes. At the interest rate in effect on our credit facility on February 15, 2008 (the interest rate changes based on LIBOR and our financial strength rating), we would need approximately $10.0 million annually to pay the interest on this facility. In addition, at the dividend rate that has been in effect beginning with the fourth quarter of 2007, we need approximately $8.2 million annually to pay dividends on our common stock. Our uses of funds at the holding company for interest and dividends total about $45.6 million. In light of our cash and investment resources of approximately $290 million at December 31, 2007, we believe we have adequate liquidity at our holding company to service our holding company obligations in the ordinary course. See our Risk Factor titled “Our shareholders’ equity could fall below $2.250 billion, the minimum requirement of our bank debt.”

From mid-1997 through December 31, 2007, we repurchased 42.9 million shares under publicly announced programs at a cost of $2.4 billion. Funds for the shares repurchased by us since mid-1997 have been provided through a combination of debt, including the Senior Notes and the commercial paper, and internally generated funds. During 2007, we repurchased 1.3 million shares of our Common Stock under publicly announced programs at a cost of $75.7 million. 150,000 shares were repurchased in the third quarter at a cost of approximately $8.0 million. No shares were repurchased in the fourth quarter. We have no plans to purchase additional shares.

Risk-to-Capital

We consider our risk-to-capital ratio an important indicator of our financial strength and our ability to write new business. This ratio is computed on a statutory basis and is our net risk in force divided by our policyholders’ position. Policyholders’ position consists primarily of statutory policyholders’ surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year.

The premium deficiency reserve discussed under “Results of Operations — Losses — Premium deficiency” above is not recorded as a liability on the statutory balance sheet and is not a component of statutory net income. The present value of expected future premiums and already established loss reserves and statutory contingency reserves exceeds the present value of expected future losses and expenses, so no deficiency is recorded on a statutory basis.

Our combined insurance companies’ risk-to-capital calculation appears in the table below.

Risk-to-capital

	December 31,
	2007	2006
	($ millions)

Risk in force — net of reinsurance	$57,527	$48,488
Statutory policyholders’ surplus	$1,351	$1,591
Statutory contingency reserve	3,464	4,849

Statutory policyholders’ position	$4,815	$6,440
Risk-to-capital:	11.9:1	7.5:1

If our insurance in force grows, our risk in force would also grow. To the extent our statutory policyholders’ position does not increase at the same rate as our growth in risk in force, our risk-to-capital ratio will increase. Similarly, if our statutory policyholders’ position decreases at a greater rate than our risk in force, then our risk-to-capital ratio will increase.

We believe we have more than adequate resources to pay claims on our insurance in force, even in very high loss scenarios. However, we expect our policyholders’ position to decline throughout 2008 as risk in force (the numerator in the calculation) increases and our statutory policyholders’ position (the denominator) declines. We expect risk in force to grow as we continue to write new business and the persistency rate of the current risk in force remains at or above recent levels. We expect statutory policyholders’ position to decline as losses are recognized, particularly on Wall Street bulk transactions, which have no premium deficiency reserve for statutory purposes. As a result, we expect that our risk-to-capital ratio will increase materially above its level at year-end 2007. We see improving business fundamentals for mortgage insurance in the current environment, including an increase in mortgage insurance penetration, increasing persistency and the favorable effect on the 2008 book of the underwriting and pricing changes we are implementing. Given the expected increase in our risk-to-capital ratio, we do not believe we can participate fully in these opportunities without additional capital. As a result, we have retained an advisor to assist us in exploring alternatives to increase our capital. Additional capital could take a number of forms and could dilute our existing shareholders.

Recent Ratings Actions

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated AA by Fitch Ratings. In late February 2008 Fitch announced that it was placing MGIC’s rating on “rating watch negative”. Fitch said “the present stressful mortgage environment has resulted in a modeled capital shortfall for [MGIC] at the ‘AA’ rating threshold. If within the next several months, MGIC is able to obtain additional capital resources to address this shortfall, Fitch would expect to affirm MGIC’s ratings, with a Negative Rating Outlook, reflecting the financial stress associated with the present mortgage environment. Assuming MGIC does not raise additional capital to support its franchise, Fitch will downgrade MGIC’s rating to ‘AA-’.”

The financial strength of MGIC is rated AA- by Standard & Poor’s Rating Services and Aa2 by Moody’s Investors Service. Both rating agencies have announced that they are reviewing MGIC’s rating for possible downgrade. MGIC could be downgraded below Aa3/AA- when these reviews are concluded. For further information about the importance of MGIC’s ratings, see our Risk Factor titled “Our financial strength rating could be downgraded below Aa3/AA-, which could reduce the volume of our new business writings.”

Contractual Obligations

At December 31, 2007, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

	Payments Due by Period
		Less Than			More Than
Contractual Obligations ($ millions):	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations	$993	$37	$369	$241	$346
Operating lease obligations	20	7	10	3	—
Purchase obligations	—	—	—	—	—
Pension, SERP and other post-retirement benefit plans	131	6	16	22	87
Other long-term liabilities	2,643	1,771	819	53	—

Total	$3,787	$1,821	$1,214	$319	$433

Our long-term debt obligations include our $200 million of 5.375% Senior Notes due in November 2015, $200 million of 5.625% Senior Notes due in 2011 and $300 million outstanding under a credit facility expiring in 2010, including related interest, as discussed in Note 5 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 and under “— Liquidity and Capital Resources” above. For discussions related to our debt covenants see “-Liquidity and Capital

Resources” and our Risk Factor titled “Our shareholders’ equity could fall below the minimum amount required under our bank debt.” Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. See Note 9 of our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 for discussion of expected benefit payments under our benefit plans.

Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The future loss payment periods are estimated based on historical experience, and could emerge significantly different than this estimate. See Note 6 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 and under “— Critical Accounting Policies.”

The table above does not reflect the liability for unrecognized tax benefits due to uncertainties in the timing of the effective settlement of tax positions. See Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 for additional discussion on unrecognized tax benefits.

Critical Accounting Policies

We believe that the accounting policies described below involved significant judgments and estimates used in the preparation of our consolidated financial statements.

Loss reserves and premium deficiency reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2007 and 2006, we had IBNR reserves of $368 million and $110 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. The estimate of claims rates and claims amounts are based on our review of recent trends in the default inventory. We review recent trends in the rate at which defaults resulted in a claim, or the claim rate, the amount of the claim, or severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claims rate and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Our estimation process does not include a correlation between claims rate and claims amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition can not be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Typically, actual claim results often lag changes in economic conditions by at least nine to twelve months.

In considering the potential sensitivity of the factors underlying our best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor would change the reserve amount by approximately $101 million as of December 31, 2007. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

	Losses Incurred	Reserve at
	Related to	end of
	Prior Years(1)	Prior Year

2007	$(518,950)	$1,125,715
2006	90,079	1,124,454
2005	126,167	1,185,594
2004	13,451	1,061,788
2003	(113,797)	733,181

(1)	A positive number for a prior year indicates a redundancy of loss reserves, and a negative number for a prior year indicates a deficiency of loss reserves.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary substantially from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings. Changes to our estimates could result in material changes to our results of operations, even in a stable economic environment. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be.

After our reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at December 31, 2007. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

Revenue recognition

When a policy term ends, the primary mortgage insurance written by us is renewable at the insured’s option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. We have no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs. Deferred insurance policy acquisition costs arising from each book of business is charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of deferred insurance policy acquisition costs.

Because our insurance premiums are earned over time, changes in persistency result in deferred insurance policy acquisition costs being amortized against revenue over a comparable period of time. At December 31, 2007, the persistency rate of our primary mortgage insurance was 76.4%, compared to 69.6% at December 31, 2006. This change did not significantly affect the amortization of deferred insurance policy acquisition costs for the period ended December 31, 2007. A 10% change in persistency would not have a material effect on the amortization of deferred insurance policy acquisition costs in the subsequent year.

If a premium deficiency exists, we reduce the related deferred insurance policy acquisition costs by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the related deferred insurance policy acquisition costs balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

Investment Portfolio

We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders’ equity. Our entire investment portfolio is classified as available-for-sale. We use third party pricing services to determine the fair value of our portfolio. These services utilize a variety of inputs to determine fair value including actual trade data, benchmark yield data, broker/dealer quotes, issuer spread data, and other reference information. This information is evaluated using a multidimensional pricing model. This model combines all inputs to arrive at the fair value assigned to each security. We review the prices generated by this model for reasonableness and, in some cases, further analyze and research prices generated to ensure their accuracy. Realized investment gains and losses are reported in income based upon specific identification of securities sold.

We complete a quarterly review of invested assets for evidence of “other than temporary” impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be “other than temporary”. Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectibility of previously accrued income is made. Factors used in determining investments whose value decline may be considered “other than temporary” include the following:

•	Investments with a market value less than 80% of amortized costs

•	For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies

•	Other securities which are under pressure due to market constraints or event risk

•	Intention to hold fixed income securities to maturity

There were no “other than temporary” asset impairment charges on our investment portfolio for the years ending December 31, 2007, 2006 and 2005.

DESCRIPTION OF CAPITAL STOCK

Our articles of incorporation provide that we have the authority to issue 300 million shares of common stock having a par value of $1.00 per share and 10 million shares of preferred stock having a par value of $1.00 per share. The following is a summary of the material provisions of our common stock and preferred stock. This summary is qualified in its entirety by reference to applicable Wisconsin law and our articles of incorporation and amended and restated bylaws. See “Where You Can Find More Information.”

Common Stock

All of our issued and outstanding shares are, and the shares to be issued in this offering will be, fully paid and nonassessable.

Subject to certain regulatory restrictions, MGIC can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. The holders of our common stock will be entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor. If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Except as provided under Wisconsin law and except as may be determined by our board of directors with respect to any series of preferred stock, only the holders of our common stock will be entitled to vote for the election of members of our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Please see “Certain Statutory Provisions — Control Share Voting Restrictions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

All shares of our common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of our common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

Preferred Stock

Shares of our preferred stock may be issued with such designations, preferences, limitations and relative rights as our board of directors may from time to time determine. Our board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock. In connection with the amendment of our articles of incorporation that authorized preferred stock, our board of directors and management represented that they will not issue, without prior shareholder approval, preferred stock (1) for any defensive or anti-takeover purpose, (2) to implement any shareholder rights plan, or (3) with features intended to make any attempted acquisition of our company more difficult or costly. No preferred stock will be issued to any individual or group for the purpose of creating a block of voting power to support management on a controversial issue.

Common Share Purchase Rights

On July 22, 1999, we adopted a shareholder rights agreement that declared a dividend of one common share purchase right for each share of our common stock outstanding. Under terms of the rights agreement, as amended, each outstanding share of our common stock is accompanied by one right. The distribution date occurs ten days after an announcement that a person has become the beneficial owner of the designated percentage of our common stock. The date on which such an acquisition occurs is the shares acquisition date and a person who makes such an acquisition is an “acquiring person,” or ten business days after a person announces or begins a tender offer, the completion of which would result in ownership by a person or group of 15% or more of the outstanding shares of our common stock. The designated percentage is 15% or more, except that for certain investment advisers and investment companies advised by such advisers, the designated percentage is 20% or more if certain conditions are met. The rights are not exercisable until the distribution date.

Each right will initially entitle stockholders to buy one-half of one share of our common stock at a purchase price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an acquiring person, then each right, subject to certain limitations, will entitle its holder to purchase, at the rights’ then-current purchase price, a number of shares of our common stock (or if, after the shares acquisition date, we are acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the then-current purchase price of the rights. The rights will expire on July 22, 2009, subject to extension. The rights are redeemable at a price of $0.001 per right at any time prior to the time a person becomes an acquiring person. Other than certain amendments, our board of directors may amend the rights in any respect without the consent of the holders of the rights.

Certain Statutory Provisions

Business Combination Statute.  Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.” A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; or

•	certain other transactions involving an interested shareholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act of 1934 and that, as of the relevant date, satisfies any of the following:

•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.

We are a resident domestic corporation for purposes of these statutory provisions.

An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.

Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless our board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. We may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	our board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute.  The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as us require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Control Share Voting Restrictions.  Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. Our articles do not provide otherwise.

Defensive Action Restrictions.  Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

We currently have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over market price.

Insurance Regulations.  Wisconsin’s insurance regulations generally provide that no person may acquire control of us unless the transaction in which control is acquired has been approved by the Office of the Commissioner of Insurance of Wisconsin. The regulations provide for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which MGIC is a licensed insurer require notification to the state’s insurance department a specified time before a person acquires control of us. If such states disapprove the change of control, our licenses to conduct business in the disapproving states could be terminated.

Bank Regulations.  The Office of the Comptroller of the Currency is the primary regulator of Credit One Bank, whose holding company was acquired in March 2005 by Sherman. Under the Change in Bank Control Act and the regulations of the Office of the Comptroller of the Currency, any person who acquires 25% or more of our voting securities would be deemed to control Credit One Bank (and, under certain circumstances, any person who acquires 10% or more of our voting securities might be deemed to control Credit One Bank) and would be required to seek the approval of the Office of the Comptroller of the Currency prior to achieving such ownership threshold.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A.

UNDERWRITING

We are offering the common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC is the representative of the several underwriters, with whom we have entered into a firm commitment underwriting agreement. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
Piper Jaffray & Co.

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $      per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares.  We have granted the underwriters an option to purchase up to           additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.

Discounts and Commissions.  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $450,000.

	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

Listing.  Our common stock is quoted on the New York Stock Exchange under the symbol “MTG.”

Stabilization.  In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilization transactions;

•	short sales;

•	syndicate covering transactions; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by the short sales. Short sales may be “covered,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making the determination, the underwriters will consider, among other things, the price of the shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase the shares in the open market to cover that position.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Lock-up Agreements.  We, our directors and our executive officers have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities convertible into common stock, without the prior written consent of Banc of America Securities LLC for a period of 90 days following the date of this prospectus, subject to certain exceptions. In addition, our directors and executive officers have entered into lock-up agreements with the underwriters. Under those lock-up agreements, subject to certain exceptions, those holders of such stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 90 days from the date of this prospectus. This consent may be given at any time without public notice. These agreements, however, do not apply to the grant or exercise of options or other issuance of common stock under any existing stock option or other employee benefit plans. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by the lock-up agreement will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Banc of America Securities LLC waives, in writing, such extension.

Indemnification.  We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Selling Restrictions.  Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers Securities or has in its possession or distributes the prospectus or any other material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the Securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a)  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)  in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of Securities shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no Securities have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L.411-2, D.411-1, D.411-2, D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

•	an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the Securities in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Societá e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the common stock may not be and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common stock or distribution of copies of the prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on its content.

Italy has only partially implemented the Prospectus Directive, the provisions with respect to the European Economic Area above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Conflicts/Affiliates.  The underwriters and their affiliates have provided, and may in the future provide, to us various investment banking, commercial banking and other financial services, for which services they have received, and may in the future receive, customary fees. Affiliates of certain of the underwriters are also lenders under our unsecured line of credit.

LEGAL MATTERS

Foley & Lardner LLP, Milwaukee, Wisconsin, will pass upon certain legal matters relating to this offering. Mayer Brown LLP, Chicago, Illinois, will pass upon certain legal matters relating to this offering for the underwriters.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-1, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington DC, 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the effective time of the registration statement:

•	our Annual Report on Form 10-K for the year ended December 31, 2007, as amended;

•	our Current Reports on Form 8-K filed February 7, 2008, February 14, 2008, February 19, 2008 and March 7, 2008;

•	the description of our common stock contained in our Registration Statement on Form 8-A, dated July 25, 1991, and any amendment or report updating that description; and

•	the description of our common share purchase rights contained in our Registration Statement on Form 8-A/A dated May 14, 2004, and any amendment or report updating that description.

You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202
(414) 347-6480
Attention: Secretary

You can also find these filings on our website at www.mtg.mgic.com. However, we are not incorporating the information on our website other than these filings into this prospectus.

           Shares

MGIC Investment Corporation

Common Stock

PROSPECTUS
, 2008

Banc of America Securities LLC
Deutsche Bank Securities
Keefe, Bruyette & Woods
Fox-Pitt Kelton Cochran Caronia Waller
Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The aggregate estimated expenses, other than underwriting discounts and commissions, in connection with the sale of the securities being registered hereby are currently anticipated to be as follows (all amounts are estimated). All expenses of the offering will be paid by the Registrant.

	Amount

Securities and Exchange Commission registration fee	$15,818	(1)
Printing expenses	20,000
Legal fees and expenses	250,000
Accounting fees and expenses	150,000
Miscellaneous (including any applicable listing fees and transfer agent’s fees and expenses)	14,182

Total	$450,000

(1)	Estimated in accordance with Rule 457(o) under the Securities Act of 1933.

Item 14.	Indemnification of Directors and Officers.

Pursuant to the Wisconsin Business Corporation Law and the Registrant’s Amended and Restated Bylaws, directors and officers of the Registrant are entitled to mandatory indemnification from the Registrant against certain liabilities and expenses (1) to the extent such officers or directors are successful in the defense of a proceeding and (2) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director of officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The Wisconsin Business Corporation law specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

Expenses for the defense of any action for which indemnification may be available may be advanced by the Registrant under certain circumstances.

The indemnification provided by the Wisconsin Business Corporation Law and the Registrant’s Amended and Restated Bylaws is not exclusive of any other rights to which a director or officer may be entitled. The Registrant also maintains a liability insurance policy for its directors and officers as permitted by Wisconsin law which may extend to, among other things, liability arising under the Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities.

None.

II-1

Item 16.	Exhibits and Financial Statement Schedules.

(a)  Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

(b)  Financial Statement Schedules.

The following financial statement schedules are incorporated by reference to our Annual Report on Form 10-K:

•	Report of the independent registered public accounting firm on financial statement schedules

•	Schedules at and for the specified years in the three year period ended December 31, 2007:

•	Schedule I — Summary of investments, other than investments in related parties

•	Schedule II — Condensed financial information of the Registrant

•	Schedule IV — Reinsurance

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17.	Undertakings.

(a)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)  The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on March 18, 2008.

MGIC INVESTMENT CORPORATION

By:	/s/ J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated below on March 18, 2008.

Signature	Title

* Curt S. Culver	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
* J. Michael Lauer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
* Joseph J. Komanecki	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
* James A. Abbott	Director
* Karl E. Case	Director
* David S. Engelman	Director
Thomas M. Hagerty	Director
* Kenneth M. Jastrow, II	Director
* Daniel P. Kearney	Director
* Michael E. Lehman	Director
* William A. McIntosh	Director

S-1

Signature	Title

* Leslie M. Muma	Director
* Donald T. Nicolaisen	Director
*By: /s/ J. Michael Lauer J. Michael Lauer, Attorney-in-Fact and Individually

S-2

EXHIBIT INDEX

Exhibit
Number	Document Description

(1.1)	Form of Underwriting Agreement
(2.1)	Securities Purchase Agreement, dated September 14, 2007, by and among Mortgage Guaranty Insurance Corporation, Radian Guaranty Inc. and Sherman Capital, L.L.C. [Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 20, 2007]
(3.1)	Articles of Incorporation of MGIC Investment Corporation, as amended [Incorporated by reference to Exhibit 3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998]
(3.2)	Amended and Restated Bylaws of MGIC Investment Corporation [Incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K, filed December 18, 2006]
(4.1)	Article 6 of the Articles of the Articles of Incorporation of MGIC Investment Corporation (included within Exhibit 3.1)
(4.2)	Amended and Restated Bylaws of MGIC Investment Corporation (included as Exhibit 3.2)
(4.3)	Rights Agreement, dated as of July 22, 1999, between MGIC Investment Corporation and Wells Fargo Bank Minnesota, National Association, as successor Rights Agent to Firstar Bank Milwaukee, N.A., now known as U.S. Bank National Association [Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed July 27, 1999]
(4.4)	First Amendment to Rights Agreement, dated as of October 28, 2002 between MGIC Investment Corporation and U.S. Bank National Association [Incorporated by reference to Exhibit 4.2 to the Company’s Form 8-A/A, Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed on October 29, 2002]
(4.5)	Second Amendment to Rights Agreement, dated as of October 28, 2002, between MGIC Investment Corporation and Wells Fargo Bank Minnesota, National Association (as successor Rights Agent to U.S. Bank National Association) [Incorporated by reference to Exhibit 4.3 to the Company’s Form 8-A/A, Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed on October 29, 2002]
(4.6)	Third Amendment to Rights Agreement, dated as of May 14, 2004, between MGIC Investment Corporation and Wells Fargo Bank Minnesota, National Association [Incorporated by reference to Exhibit 4.4 to the Company’s Form 8-A/A, Amendment No. 2 to the Company’s Registration Statement on Form 8-A filed on May 14, 2004]
(4.7)	Indenture, dated as of October 15, 2000, between MGIC Investment Corporation and Bank One Trust Company, National Association, as Trustee [Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed October 19, 2000]
(4.8)	Five-Year Credit Agreement, dated as of March 31, 2005, between MGIC Investment Corporation and the lenders named therein [Incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005]
(4.8.1)	First Amendment to Five-Year Credit Agreement, dated as of March 14, 2008, between MGIC Investment Corporation, BNP Paribas, as administrative agent for the lenders and the lenders named therein [Incorporated by reference to Exhibit 4.5.1 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2007]
[We are a party to various other agreements with respect to our long-term debt. These agreements are not being filed pursuant to Reg. S-K Item 602 (b)(4)(iii)(A). We hereby agree to furnish a copy of such agreements to the Commission upon its request.]
(5)	Opinion of Foley & Lardner LLP (including consent of counsel)*
(10.1)	Form of Stock Option Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002]
(10.1.1)	Form of Incorporated Terms to Stock Option Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.1.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002]

E-1

Exhibit
Number	Document Description

(10.2)	Form of Restricted Stock Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002]
(10.2.1)	Form of Incorporated Terms to Restricted Stock Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002]
(10.2.2)	Form of Restricted Stock and Restricted Stock Unit Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005]
(10.2.3)	Form of Incorporated Terms to Restricted Stock and Restricted Stock Unit Agreement under the 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005]
(10.2.4)	Form of Restricted Stock and Restricted Stock Unit Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006]
(10.2.5)	Form of Incorporated Terms to Restricted Stock and Restricted Stock Unit Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006]
(10.2.6)	Form of Restricted Stock and Restricted Stock Unit Agreement (for Directors) [Incorporated by reference to Exhibit 10.2.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004]
(10.2.7)	Form of Incorporated Terms to Restricted Stock and Restricted Stock Unit Agreement [Incorporated by reference to Exhibit 10.2.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004]
(10.3)	MGIC Investment Corporation 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999]
(10.3.1)	MGIC Investment Corporation 2002 Stock Incentive Plan (as amended) [Incorporated by reference to Exhibit B to the Company’s Definitive Proxy Statement on Schedule 14A for the 2005 Annual Meeting]
(10.4)	Two Forms of Stock Option Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999]
(10.4.1)	Form of Stock Option Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001]
(10.4.2)	Form of Incorporated Terms to Stock Option Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.4.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001]
(10.5)	Two Forms of Restricted Stock Award Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999]
(10.5.1)	Form of Restricted Stock Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.5.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001]
(10.5.2)	Form of Incorporated Terms to Restricted Stock Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.5.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001]
(10.6)	Executive Bonus Arrangement [Incorporated by reference to Item 5.02 on the Company’s Current Report on Form 8-K filed February 14, 2008]

E-2

Exhibit
Number	Document Description

(10.7)	MGIC Investment Corporation Supplemental Executive Retirement Plan [Incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007]
(10.8)	MGIC Investment Corporation Deferred Compensation Plan for Non-Employee Directors [Incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007]
(10.9)	MGIC Investment Corporation 1993 Restricted Stock Plan for Non-Employee Directors [Incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1993]
(10.10)	Two Forms of Award Agreement under MGIC Investment Corporation 1993 Restricted Stock Plan for Non-Employee Directors [Incorporated by reference to Exhibits 10.27 and 10.28 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1994]
(10.11)	Form of Key Executive Employment and Severance Agreement [Incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999]
(10.12)	Form of Agreement Not to Compete [Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 1, 2005]
(10.13)	Amended and Restated Call Option Agreement, dated as of September 13, 2006, by and among Mortgage Guaranty Insurance Corporation, Radian Guaranty, Inc., and Sherman Capital, L.L.C. [Incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 8-K filed September 15, 2006]
(11)	Statement re: computation of earnings per share [Incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007]
(21)	Direct and Indirect Subsidiaries and Joint Ventures [Incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007]
(23.1)	Consent of Foley & Lardner LLP (filed as part of Exhibit (5))
(23.2)	Consent of PricewaterhouseCoopers LLP
(24)	Power of Attorney (included on the signature page to the registration statement)*

Documents incorporated by reference to filings made by MGIC Investment Corporation under the Securities Exchange Act of 1934 are under SEC File No. 000-110765.

*	Previously filed.

E-3